UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                           CROCKER REALTY TRUST, INC.
- --------------------------------------------------------------------------------
                                (Name of issuer)

                     COMMON STOCK, par value $.01 per share
- --------------------------------------------------------------------------------
                         (Title of class of securities)

                                  226 826 10 5
                  --------------------------------------------
                                 (CUSIP number)

                             J. Grant Monahon, Esq.
                               AEW Partners, L.P.
                               225 Franklin Street
                                 (617) 261-9000
- --------------------------------------------------------------------------------
       (Name, address and telephone number of person authorized to receive notices and communications)

                                 April 29, 1996
             -------------------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Check the following box if a fee is being paid with the statement. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                       (Continued on the following pages)

                               (Page 1 of 6 Pages)

- ----------------------

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP No.  226 826 10 5                                       Page 2 of 6 Pages
- -----------------------                                       -----------------

          This Amendment No. 1 to Schedule 13D (this "Amendment") filed pursuant to Section 13d-1(f)(1) and Section 13d-2(a) of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act") should be read in conjunction with the Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission on January 10, 1996 and subsequently refiled via EDGAR as required by Section 13d-2(c) of the General Rules and Regulations under the Act by AEW Partners, L.P., a Delaware limited partnership (the "Partnership"), AEW/L.P., a Delaware limited partnership ("AEW/LP") and the general partner of the Partnership, and AEW, Inc., a Massachusetts corporation ("AEW Corp.") and the general partner of AEW/LP relating to the common stock, par value $.01 per share (the "Common Stock" or the "Securities"), of Crocker Realty Trust, Inc., a Maryland corporation (the "Issuer" or the "Company"). This Amendment amends the Schedule 13D only with respect to the items set forth below. All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the Schedule 13D.


Item 3.  Source and Amount of Funds or Other Consideration.

          The Partnership has entered into a Stock Purchase Agreement (the "Stock Purchase Agreement") (attached hereto as Exhibit 1) dated as of April 29, 1996 by and among AP CRTI Holdings, L.P., the Partnership, Thomas J. Crocker, Barbara F. Crocker, Richard S. Ackerman and Robert E. Onisko and Highwoods Properties, Inc. and Cedar Acquisition Corporation (the "Purchaser") whereby the Partnership has agreed to sell and the Purchaser has agreed to purchase from the Partnership 8,818,231 shares of Common Stock of the Issuer for cash consideration of $97,176,905.62, subject to adjustment. Pursuant to the terms of the Stock Purchase Agreement, the Partnership has granted an irrevocable proxy to the Purchaser to vote, prior to the closing of the transactions contemplated by the Stock Purchase Agreement, the Partnership's shares of Common Stock of the Issuer in a manner to effectuate the transactions contemplated by that certain Agreement and Plan of Merger (the "Merger Agreement") (attached hereto as
Exhibit 2) dated as of April 29, 1996 by and among Highwoods Properties, Inc., Crocker Realty Trust, Inc. and Cedar Acquisition Corporation ("CAC"). Pursuant to the terms of the Merger Agreement, CAC shall be merged with and into the Company.

          The transactions contemplated by the Stock Purchase Agreement shall take place on or prior to August 15, 1996, prior to the transactions contemplated by the Merger Agreement.

                                  SCHEDULE 13D
CUSIP No.  226 826 10 5                                       Page 3 of 6 Pages
- -----------------------                                       -----------------

Item 4.  Purpose of Transaction.

          The purpose of the Stock Purchase Agreement is to enable the Partnership to gain liquidity with respect to its investment in shares of Common Stock of the Issuer.

          Except as described in this Amendment or as more fully described in the Stock Purchase Agreement and the Merger Agreement neither the Partnership, AEW/LP nor AEW Corp. has any present plan or proposal which relates to or would result in:

          (a) the acquisition of additional securities of the Company, or the disposition of securities of the Company;

          (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries;

          (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

          (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (e) any material change in the present capitalization or dividend policy of the Company;

          (f) any other material change in the Company's business or corporate structure;

          (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

          (h) a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in the inter-dealer quotation system of a registered national securities association;

          (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

          (j)  any action similar to any of those enumerated above.

                                  SCHEDULE 13D
CUSIP No.  226 826 10 5                                       Page 4 of 6 Pages
- -----------------------                                       -----------------

Item 5.  Interest in Securities of Issuer.

          (a) The Partnership, AEW/LP and AEW Corp. beneficially own in the aggregate 8,818,231 shares of Common Stock of the Issuer representing approximately 32.7% of the number of shares of Common Stock of the Issuer currently outstanding. Following the consummation of the transactions contemplated by the Stock Purchase Agreement and the Merger Agreement, the Partnership, AEW/LP and AEW Corp. will beneficially own in the aggregate no shares of Common Stock of the Issuer.

          Mr. Kevin McCall and Mr. Thomas H. Nolan, affiliates of the Partnership, AEW/LP and AEW Corp., are Directors of the Company and were each granted options to purchase 3,000 shares of Common Stock of the Issuer upon becoming Directors on January 9, 1996. Options to purchase one-third of these shares have vested and are immediately exercisable. Following the consummation of the transactions contemplated by the Stock Purchase Agreement and the Merger Agreement, Messrs. McCall and Nolan will resign as Directors of the Company.

          To the best knowledge of the Partnership, AEW/LP and AEW Corp., none of the Partnership, AEW/LP and AEW Corp., nor any officer or director of AEW Corp., beneficially owns any other shares of Common Stock of the Issuer.

          The Partnership, AEW/LP and AEW Corp. have certain agreements with Apollo Real Estate Investment Fund, L.P. (the "Apollo Fund") and its affiliates with respect to the securities of the Issuer, which were attached to the
Schedule 13D as Exhibits. These agreements will terminate upon the consummation of the transactions contemplated by the Stock Purchase Agreement and the Merger Agreement. The Apollo Fund and its affiliates beneficially own in the aggregate 12,851,761 shares of Common Stock, representing approximately 47.6% of the number of shares of Common Stock of the Issuer currently outstanding. To the best knowledge of the Partnership, AEW/LP and AEW Corp., following the consummation of the transactions contemplated by the Stock Purchase Agreement and Merger Agreement, the Apollo Fund and its affiliates will beneficially own no shares of Common Stock of the Issuer. The reporting persons hereby disclaim membership in any group with the Apollo Fund or any of its affiliates and disclaim beneficial ownership of the securities owned by Apollo and its affiliates for purposes of Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Section 16 of the Exchange Act or for any other purpose.

          (b) Except as reported above, the Partnership, AEW/LP and AEW Corp. have sole voting and dispositive power with respect to the 8,818,231 shares of Common Stock of the Issuer.

                                  SCHEDULE 13D
CUSIP No.  226 826 10 5                                       Page 5 of 6 Pages
- -----------------------                                       -----------------

          (c) Except for the transactions reported above, to the best knowledge of the Partnership, AEW/LP and AEW Corp., none of the Partnership, AEW/LP and AEW Corp. nor any officer or director of AEW Corp. has effected any transactions in the Common Stock during the past 60 days.

          (d) Not applicable.

          (e) Not applicable.


Item 7.  Material to be Filed as Exhibits.

          The following documents are filed as exhibits to this Amendment:

          Exhibit 1 - Stock Purchase Agreement dated as of April 29, 1996 by and among AP CRTI Holdings, L.P., the Partnership, Thomas J. Crocker, Barbara F. Crocker, Richard S. Ackerman and Robert E. Onisko and Highwoods Properties, Inc. and Cedar Acquisition Corporation

          Exhibit 2 - Agreement and Plan of Merger dated as of April 29, 1996 by and among Highwoods Properties, Inc., Crocker Realty Trust, Inc. and Cedar Acquisition Corporation

                                  SCHEDULE 13D
CUSIP No.  226 826 10 5                                       Page 1 of 6 Pages
- -----------------------                                       -----------------

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       AEW PARTNERS, L.P.

                                       By:      AEW/LP, its general partner

                                       By:      AEW, Inc., its general partner


Dated: May 15, 1996                    By:      /s/ J. Grant Monahon
                                                ----------------------
                                                Name:  J. Grant Monahon
                                                Title:  Clerk and Vice President


                                       AEW/L.P.

                                       By:      AEW, Inc., its general partner


Dated: May 15, 1996                    By:        /s/ J. Grant Monahon
                                                ----------------------
                                                Name:  J. Grant Monahon
                                                Title:  Clerk and Vice President


                                       AEW, INC.


Dated: May 15, 1996                    By:        /s/ J. Grant Monahon
                                                ----------------------
                                                Name:  J. Grant Monahon
                                                Title:  Clerk and Vice President

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*


                           CROCKER REALTY TRUST, INC.
- --------------------------------------------------------------------------------
                                (Name of issuer)


                     COMMON STOCK, par value $.01 per share
- --------------------------------------------------------------------------------
                         (Title of class of securities)

                                  226 826 10 5
- --------------------------------------------------------------------------------
                                 (CUSIP number)

                             J. Grant Monahon, Esq.
                               AEW Partners, L.P.
                               225 Franklin Street
                                 (617) 261-9000
- --------------------------------------------------------------------------------
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                December 28, 1995
- --------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement. [X] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                       (Continued on the following pages)

                              (Page 1 of 12 Pages)

- ----------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.  226 826 10 5                                      Page 2 of 12 Pages
- -----------------------                                      ------------------
         |
     1   |   NAME OF REPORTING PERSONS
         |   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
         |
         |   AEW Partners, L.P.
- --------------------------------------------------------------------------------
     2   |   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
         |                                                               (b) [X]
- --------------------------------------------------------------------------------
     3   |   SEC USE ONLY
- --------------------------------------------------------------------------------
     4   |   SOURCE OF FUNDS*
         |
         |   WC
- --------------------------------------------------------------------------------
     5   |   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         |   IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                      [ ]
- --------------------------------------------------------------------------------
     6   |   CITIZENSHIP OR PLACE OF ORGANIZATION
         |
         |   State of Delaware
- --------------------------------------------------------------------------------
       NUMBER OF        |  7  |   SOLE VOTING POWER
                        |     |
        SHARES          |     |   8,818,231
                        |-----|-------------------------------------------------
     BENEFICIALLY       |  8  |   SHARED VOTING POWER
                        |     |
     OWNED BY EACH      |     |   None
                        |-----|-------------------------------------------------
       REPORTING        |  9  |   SOLE DISPOSITIVE POWER
                        |     |
        PERSON          |     |   8,818,231
                        |-----|-------------------------------------------------
         WITH           | 10  |   SHARED DISPOSITIVE POWER
                        |     |
                        |     |   None
- --------------------------------------------------------------------------------
    11   |   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         |
         |   8,818,231 shares of Common Stock
- --------------------------------------------------------------------------------
    12   |   CHECK BOX IF THE AGGREGATE AMOUNT
         |   IN ROW (11) EXCLUDES CERTAIN SHARES*                            [ ]
- --------------------------------------------------------------------------------
    13   |   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         |
         |   37.7%
- --------------------------------------------------------------------------------
    14   |   TYPE OF REPORTING PERSON *
         |
         |   PN
- --------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No.  226 826 10 5                                      Page 3 of 12 Pages
- -----------------------                                      ------------------
         |
     1   |   NAME OF REPORTING PERSONS
         |   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
         |
         |   AEW/L.P.
- --------------------------------------------------------------------------------
     2   |   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
         |                                                               (b) [X]
- --------------------------------------------------------------------------------
     3   |   SEC USE ONLY
- --------------------------------------------------------------------------------
     4   |   SOURCE OF FUNDS*
         |
         |   AF
- --------------------------------------------------------------------------------
     5   |   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         |   IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                      [ ]
- --------------------------------------------------------------------------------
     6   |   CITIZENSHIP OR PLACE OF ORGANIZATION
         |
         |   State of Delaware
- --------------------------------------------------------------------------------
       NUMBER OF        |  7  |   SOLE VOTING POWER
                        |     |
        SHARES          |     |   8,818,231
                        |-----|-------------------------------------------------
     BENEFICIALLY       |  8  |   SHARED VOTING POWER
                        |     |
     OWNED BY EACH      |     |   None
                        |-----|-------------------------------------------------
       REPORTING        |  9  |   SOLE DISPOSITIVE POWER
                        |     |
        PERSON          |     |   8,818,231
                        |-----|-------------------------------------------------
         WITH           | 10  |   SHARED DISPOSITIVE POWER
                        |     |
                        |     |   None
- --------------------------------------------------------------------------------
    11   |   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         |
         |   8,818,231 shares of Common Stock
- --------------------------------------------------------------------------------
    12   |   CHECK BOX IF THE AGGREGATE AMOUNT
         |   IN ROW (11) EXCLUDES CERTAIN SHARES*                            [ ]
- --------------------------------------------------------------------------------
    13   |   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         |
         |   37.7%
- --------------------------------------------------------------------------------
    14   |   TYPE OF REPORTING PERSON*
         |
         |   PN
- --------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No.  226 826 10 5                                      Page 4 of 12 Pages
- -----------------------                                      ------------------
         |
     1   |   NAME OF REPORTING PERSONS
         |   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
         |
         |   AEW, Inc.
- --------------------------------------------------------------------------------
     2   |   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
         |                                                               (b) [X]
- --------------------------------------------------------------------------------
     3   |   SEC USE ONLY
- --------------------------------------------------------------------------------
     4   |   SOURCE OF FUNDS*
         |
         |   AF
- --------------------------------------------------------------------------------
     5   |   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         |   IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                      [ ]
- --------------------------------------------------------------------------------
     6   |   CITIZENSHIP OR PLACE OF ORGANIZATION
         |
         |   Commonwealth of Massachusetts
- --------------------------------------------------------------------------------
       NUMBER OF        |  7  |   SOLE VOTING POWER
                        |     |
        SHARES          |     |   8,818,231
                        |-----|-------------------------------------------------
     BENEFICIALLY       |  8  |   SHARED VOTING POWER
                        |     |
     OWNED BY EACH      |     |   None
                        |-----|-------------------------------------------------
       REPORTING        |  9  |   SOLE DISPOSITIVE POWER
                        |     |
        PERSON          |     |   8,818,231
                        |-----|-------------------------------------------------
         WITH           | 10  |   SHARED DISPOSITIVE POWER
                        |     |
                        |     |   None
- --------------------------------------------------------------------------------
    11   |   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         |
         |   8,818,231 shares of Common Stock
- --------------------------------------------------------------------------------
    12   |   CHECK BOX IF THE AGGREGATE AMOUNT
         |   IN ROW (11) EXCLUDES CERTAIN SHARES*                            [ ]
- --------------------------------------------------------------------------------
    13   |   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         |
         |   37.7%
- --------------------------------------------------------------------------------
    14   |   TYPE OF REPORTING PERSON*
         |
         |   CO
- --------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                   SCHEDULE 13D

CUSIP No.  226 826 10 5                                      Page 5 of 12 Pages
- -----------------------                                      ------------------

Item 1.  Security and Issuer.

         The security to which this statement relates is the common stock, par value $.01 per share (the "Common Stock" or the "Securities"), of Crocker Realty Trust, Inc., a Maryland corporation (the "Issuer" or the "Company"). The principal executive offices of the Issuer are located at 433 Plaza Real, Suite 335, Boca Raton, FL 33432.


Item 2.  Identity and Background.

         (a), (b), (c) and (f). This statement is filed pursuant to Section 13d-1(f)(1) of the General Rules and Regulations under the Securities Exchange Act of 1934 by AEW Partners, L.P., a Delaware limited partnership (the "Partnership"), AEW/L.P., a Delaware limited partnership ("AEW/LP") and the general partner of the Partnership, and AEW, Inc., a Massachusetts corporation ("AEW Corp.") and the general partner of AEW/LP.

         The principal offices and principal business address of the Partnership, AEW/LP and AEW Corp. are c/o Aldrich, Eastman & Waltch, 225 Franklin Street, Boston, MA 02110.

         The Partnership was formed for the purpose of acquiring, holding, disposing of, managing, selling, exchanging and otherwise dealing in investments and real estate and other assets. AEW/LP is the sole general partner of the Partnership and was formed for such purpose. AEW Corp. is the sole general partner of AEW/LP and was formed for, among other things, such purpose.

         AEW Corp. has no controlling shareholder. The business of AEW Corp. is managed by its Board of Directors. The name, residence or business address, principal occupation or employment and citizenship of each of the executive officers and directors of AEW Corp. are set forth in Schedule A to this Schedule 13D.

         (d) and (e). During the last five years, none of the persons named in this Item 2 or listed on Schedule A to this Schedule 13D has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration.

          The Partnership purchased from the Issuer 8,818,231 shares of Common Stock of the Issuer for $64,808,553.00 in cash, pursuant to a Stock Purchase Agreement, dated as of

                                  SCHEDULE 13D

CUSIP No.  226 826 10 5                                      Page 6 of 12 Pages
- -----------------------                                      ------------------

November 21, 1995, by and among the Partnership, the Issuer and CRT Leasing, Inc., a Delaware corporation ("Leasing"), as amended by a First Amendment to Stock Purchase Agreement, dated as of December 28, 1995, by and among the Partnership, the Issuer and Leasing (as amended, the "Agreement").

         The source of funds for the purchase was working capital of the Partnership. The Issuer has agreed to pay one-half of certain expenses of the Partnership incurred in connection with the above-described transaction.


Item 4.  Purpose of Transaction.

         The purpose of purchasing the Securities is to acquire an equity interest in the Company in pursuit of the investment objectives of the Partnership. The Partnership holds the Securities for investment purposes.

         The reporting persons intend to review on a continuing basis their investment in the Company and the Company's business, prospects and financial condition. Based on such continuing review, alternative investment opportunities available to the reporting persons and all other factors deemed relevant (including without limitation, the market for and price of the Common Stock of the Company, offers for shares of the Common Stock of the Company, general economic conditions and other future developments), the reporting persons may decide to increase or decrease the Partnership's equity interest in the Company by acquiring additional shares of Common Stock of the Company or by disposing of all or a portion of the Securities.

         Except as described in this Schedule 13D or as more fully described in the Agreement, the Registration Rights Agreement (as defined below and attached hereto as Exhibit 3) and the Stockholders Agreement (as defined below and attached hereto as Exhibit 4), neither the Partnership, AEW/LP nor AEW Corp. has any present plan or proposal which relates to or would result in:

         (a) the acquisition of additional securities of the Company, or the disposition of securities of the Company;

         (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries;

         (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

                                  SCHEDULE 13D

CUSIP No.  226 826 10 5                                      Page 7 of 12 Pages
- -----------------------                                      ------------------

         (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) any material change in the present capitalization or dividend policy of the Company;

         (f) any other material change in the Company's business or corporate structure;

         (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

         (h) a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in the inter-dealer quotation system of a registered national securities association;

         (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

         (j)   any action similar to any of those enumerated above.


Item 5.  Interest in Securities of Issuer.

         (a) The Partnership, AEW/LP and AEW Corp. beneficially own in the aggregate 8,818,231 shares of Common Stock representing approximately 37.7% of the number of shares of Common Stock of the Issuer currently outstanding.

         To the best knowledge of the Partnership, AEW/LP and AEW Corp., none of the Partnership, AEW/LP and AEW Corp., nor any officer or director of AEW Corp., beneficially owns any other shares of Common Stock of the Issuer.

         The Partnership, AEW/LP and AEW Corp. have certain agreements with Apollo Real Estate Investment Fund, L.P. (the "Apollo Fund") and its affiliates with respect to the securities of the Issuer, which have been attached to this Schedule 13D as Exhibits and described below under Item 6. The Apollo Fund and its affiliates beneficially own in the aggregate 12,851,761 shares of Common Stock, representing approximately 55.0% of the number of shares of Common Stock of the Issuer currently outstanding. The reporting persons hereby disclaim membership in any group with the Apollo Fund or any of its affiliates and disclaim beneficial ownership of the securities owned by Apollo and its affiliates for purposes of Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Section 16 of the Exchange Act or for any other purpose.

                                  SCHEDULE 13D

CUSIP No.  226 826 10 5                                      Page 8 of 12 Pages
- -----------------------                                      ------------------

         (b) The Partnership, AEW/LP and AEW Corp. have sole voting and dispositive power with respect to the 8,818,231 shares of Common Stock of the Issuer.

         (c) Except for the purchase of the Securities reported above, to the best knowledge of the Partnership, AEW/LP and AEW Corp., none of the Partnership, AEW/LP and AEW Corp. nor any officer or director of AEW Corp. has effected any transactions in the Common Stock during the past 60 days.

         (d) Not applicable.

         (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         In accordance with the terms of the Agreement, the Partnership will be issued additional shares of the Common Stock of the Company in the event certain purchase price adjustments are triggered. The Company has amended its Articles of Incorporation and By-laws, principally to allow the investment to be made without violating ownership limitations in the Company's Articles of Incorporation. In addition, the Company has obtained stockholder approval of the purchase and sale transaction in satisfaction of certain conditions to consummation of the transactions contemplated by the Agreement.

         Pursuant to an Amended and Restated Registration Rights Agreement, dated as of December 28, 1995, by and among the Company, the Partnership, the Apollo Fund and certain other stockholders listed on Schedule A thereto (the "Registration Rights Agreement"), the Company granted the Partnership and its permitted assigns demand, shelf and piggyback registration rights, which require the Company to cause certain securities of the Company to be registered under the Securities Act of 1933, as amended (the "Securities Act"), so as to permit the sale or other disposition by the Partnership and/or its permitted assigns of said securities. The Company has agreed to pay the expenses in connection with any such registration, other than underwriters discounts and commissions.

         Pursuant to a Stockholders Agreement, dated as of December 28, 1995, by and among the Company, Leasing, the Partnership and the Apollo Fund (the "Stockholders Agreement"), the Company, the Apollo Fund and the Partnership agreed, among other things, to cause the number of directors of the Company to be fixed at nine, allocated so that designees chosen by the Partnership and the Apollo Fund will constitute a majority of the directors for so long as the Partnership and the Apollo Fund collectively hold at least a majority of the Company's outstanding Common Stock. The Board of Directors of the Company will initially include two designees of the Partnership, and any vacancies of any of the two board seats of such

                                  SCHEDULE 13D

CUSIP No.  226 826 10 5                                      Page 9 of 12 Pages
- -----------------------                                      ------------------

representatives shall be filled by the Partnership. The allocation of board seats is subject to adjustment in the event of transfers of shares held by the Partnership or the Apollo Fund.

         The Partnership and the Apollo Fund are restricted under the Stockholders Agreement from selling any portion of their respective interests in the Company for two years following the closing of the transactions contemplated by the Agreement, which occurred on December 28, 1995 (except to certain permitted transferees, in connection with a public offering by the Company or with the written consent of the other party). For so long as the Partnership holds at least 10% of the Company's outstanding Common Stock, the Partnership (and/or its designee) has a right of first refusal regarding any proposed sale of shares of the Company's Common Stock by the Apollo Fund for a price of $8.00 per share or less, subject to certain conditions. The Stockholders Agreement also provides for certain parallel exit rights for each of the Apollo Fund (and its transferees) and the Partnership (and its transferees) until such time as the shares held by each of them constitute less than 10% of the Company's outstanding Common Stock. After December 28, 1997, the Partnership and the Apollo Fund will have buy/sell rights whereby either party may, subject to certain conditions, acquire all of the other party's interest in the Company, thereby potentially resulting in a change of control of the Company.

         The Company is restricted by the terms of the Stockholders Agreement from taking certain actions without the prior consent of the Partnership and the Apollo Fund, in each case, for so long as such entity (and its transferees) owns 10% of the Company's Common Stock. Such actions include (i) merger, consolidation, recapitalization, liquidation or dissolution of the Company, (ii) sale or transfer of all or substantially all of the Company's assets, (iii) substantial acquisitions or dispositions by the Company, (iv) issuances of equity securities by the Company, (v) amendments to the Company's Articles or bylaws, (vi) actions likely to jeopardize the Company's REIT status, (vii) transactions by the Company with affiliates, (viii) the Company's incurring significant additional debt, making major expenditures and entering into significant leases, (ix) agreements by the Company with underwriters, (x) waivers by the Company of "Ownership Limits" and "Existing Holder Limits" (as defined in the Company's Articles of Incorporation, as amended from time to time), (xi) changes in the Company's distribution policy and (xii) material changes in compensation of the Company's officers and employees. The Company will also provide the Partnership and the Apollo Fund certain rights to information and to attend meetings of the Board of Directors and any committee thereof as an observer, in each case, for so long as such entity owns at least 5% of the outstanding Common Stock.

         The reporting persons have been informed by the Apollo Fund that the Apollo Fund intends to transfer its shares in the Company to one or more entities directly and indirectly wholly-owned by the Apollo Fund.

                                  SCHEDULE 13D

CUSIP No.  226 826 10 5                                     Page 10 of 12 Pages
- -----------------------                                     -------------------

Item 7.  Material to be Filed as Exhibits.

         The following documents are filed as exhibits to this statement:

         Exhibit 1 - Stock Purchase Agreement, dated as of November 21, 1995, by and among the Issuer, Leasing and the Partnership.

         Exhbit 2 - First Amendment to Stock Purchase Agreement, dated as of December 28, 1995, by and among the Issuer, Leasing and the Partnership.

         Exhibit 3 - Amended and Restated Registration Rights Agreement, dated as of December 28, 1995, by and among the Issuer, the Partnership, the Apollo Fund and certain other stockholders listed on Schedule A thereto.

         Exhibit 4 - Stockholders Agreement, dated as of December 28, 1995, by and among the Company, Leasing, the Partnership and the Apollo Fund.

                                  SCHEDULE 13D

CUSIP No.  226 826 10 5                                     Page 11 of 12 Pages
- -----------------------                                     -------------------


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                  AEW PARTNERS, L.P.

                                  By:      AEW/LP, its general partner

                                  By:      AEW, Inc., its general partner


Dated: January 4, 1996            By:      /s/ J. Grant Monahon
                                           --------------------
                                           Name:  J. Grant Monahon
                                           Title:  Clerk and Vice President


                                  AEW/L.P.

                                  By:      AEW, Inc., its general partner


Dated: January 4, 1996            By:      /s/ J. Grant Monahon
                                           --------------------
                                           Name:  J. Grant Monahon
                                           Title:  Clerk and Vice President


                                  AEW, INC.


Dated: January 4, 1996            By:      /s/ J. Grant Monahon
                                           --------------------
                                           Name:  J. Grant Monahon
                                           Title:  Clerk and Vice President

                                  SCHEDULE 13D

CUSIP No.  226 826 10 5                                     Page 12 of 12 Pages
- -----------------------                                     -------------------

                                   Schedule A

         The name and present principal occupation or employment of each executive officer and director of AEW, Inc. are set forth below. The business address of each person is set forth below, and the address of the corporation or organization in which such employment is conducted is the same as his business address. All of the persons listed below are U.S. citizens. No person is a controlling shareholder of AEW, Inc.

        Name                            Business Address                     Occupation
        ----                            ----------------                     ----------

Joseph F. Azrack                        Aldrich, Eastman & Waltch            Pension fund investment advisor
  President; Director                   225 Franklin Street
                                        Boston, MA  02110

Thomas H. Nolan, Jr.                    Aldrich, Eastman & Waltch            Pension fund investment advisor
  Vice President; Director              225 Franklin Street
                                        Boston, MA  02110

J. Grant Monahon, Clerk and             Aldrich, Eastman & Waltch            Attorney
  Vice President; Director              225 Franklin Street
                                        Boston, MA  02110

Doreen M. Biebusch, Treasurer           Aldrich, Eastman & Waltch            Comptroller
                                        225 Franklin Street
                                        Boston, MA  02110

Peter C. Aldrich                        Aldrich, Eastman & Waltch            Pension fund investment advisor
Director                                225 Franklin Street
                                        Boston, MA  02110

Marvin M. Franklin                      Aldrich, Eastman & Waltch            Pension fund investment advisor
Director                                225 Franklin Street
                                        Boston, MA  02110

Thomas G. Eastman                       Aldrich, Eastman & Waltch            Pension fund investment advisor
Director                                225 Franklin Street
                                        Boston, MA  02110

- -------------------------------------------------------------------------------
                          AGREEMENT AND PLAN OF MERGER

                                  by and among

                           HIGHWOODS PROPERTIES, INC.,

                           CROCKER REALTY TRUST, INC.

                                       and

                          CEDAR ACQUISITION CORPORATION

                                   dated as of

                                 April 29, 1996
- --------------------------------------------------------------------------------

                                TABLE OF CONTENTS

                                                                           Page
                                                                           ----
                                    ARTICLE 1
                                    ---------

                                   The Merger
                                   ----------

Section 1.1   The Merger ................................................    1
Section 1.2   Closing ...................................................    1
Section 1.3   Effective Time of the Merger ..............................    1
Section 1.4   Effect of the Merger ......................................    2


                                    ARTICLE 2
                                    ---------

               The Surviving Corporation and Conversion of Shares
               --------------------------------------------------

Section 2.1   Articles of Incorporation .................................    2
Section 2.2   By-laws ...................................................    2
Section 2.3   Board of Directors; Officers ..............................    3
Section 2.4   Merger Consideration ......................................    3
Section 2.5   Payment ...................................................    4
Section 2.6   Stock Options .............................................    5
Section 2.7   No Further Rights .........................................    6
Section 2.8   Closing of the Company's Transfer
               Books ....................................................    6


                                    ARTICLE 3
                                    ---------

                  Representations and Warranties of the Company
                  ---------------------------------------------
Section 3.1   Organization ..............................................    6
Section 3.2   Capitalization ............................................    7
Section 3.3   Authority .................................................    7
Section 3.4   No Violations; Consents and Approvals .....................    8
Section 3.5   SEC Documents; Financial Statements .......................    9
Section 3.6   Absence of Certain Changes; No
                Undisclosed Liabilities .................................   10
Section 3.7   Litigation ................................................   11
Section 3.8   Compliance with Applicable Law ............................   11
Section 3.9   Taxes .....................................................   12
Section 3.10  Certain Employee Plans ....................................   13
Section 3.11  Properties ................................................   14
Section 3.12  Leases ....................................................   14
Section 3.13  Environmental Matters .....................................   15
Section 3.14  Opinion of Financial Advisor ..............................   16
Section 3.15  Information ...............................................   16

Section 3.16  Board Action ..............................................    16
Section 3.17  Broker's Fees.......................... ...................    17

                                    ARTICLE 4
                                    ---------

                     Representations and Warranties of Buyer
                     ---------------------------------------

Section 4.1   Organization ..............................................   17
Section 4.2   Authority .................................................   18
Section 4.3   No Violations; Consents and Approvals .....................   18
Section 4.4   SEC Documents; Financial Statements .......................   19
Section 4.5   Information ...............................................   20
Section 4.6   REIT ......................................................   21


                                    ARTICLE 5
                                    ---------

                            Covenants of the Parties
                            ------------------------

Section 5.1   Taking of Necessary Action ................................   21
Section 5.2   Public Announcements; Confidentiality .....................   23
Section 5.3   Conduct of the Business of the
                Company .................................................   23
Section 5.4   No Solicitation of Transactions ...........................   27
Section 5.5   Information and Access ....................................   28
Section 5.6   Employee and Other Arrangements ...........................   28
Section 5.7   Indemnification ...........................................   29
Section 5.8   Notification of Certain Matters ...........................   30
Section 5.9   Separation of Excluded Assets .............................   31
Section 5.10  Newco Obligations .........................................   31


                                    ARTICLE 6
                                    ---------
                             Conditions to Closings
                             ----------------------

Section 6.1   Conditions to Each Party's
                Obligation to Effect the Merger .........................   32
Section 6.2   Conditions to Obligation of the
                Company to Effect the Merger ............................   32
Section 6.3   Conditions to Obligations of
                Buyer to Effect the Merger ..............................   33
Section 6.4   Conditions to Obligations of the
                Company and Buyer to Effect the
                Merger Following Buyer's
                Ownership of Shares .....................................   33
Section 6.5   Representations and Warranties ............................   34

                                    ARTICLE 7
                                    ---------

                        Termination, Amendment and Waiver
                        ---------------------------------

Section 7.1   Termination ..............................................    34
Section 7.2   Procedure and Effect of Termination ......................    35
Section 7.3   Expenses .................................................    35


                                    ARTICLE 8
                                    ---------

                                  Miscellaneous
                                  -------------

Section 8.1   Counterparts .............................................    36
Section 8.2   Governing Law ............................................    36
Section 8.3   Entire Agreement .........................................    36
Section 8.4   Notices ..................................................    36
Section 8.5   Successors and Assigns ...................................    37
Section 8.6   Headings .................................................    37
Section 8.7   Amendments and Waivers ...................................    37
Section 8.8   Certain Definitions; Interpretation;
                Absence of Presumption .................................    38
Section 8.9   Severability .............................................    38
Section 8.10  Confidentiality Agreement ................................    39
Section 8.11  Further Assurances .......................................    39
Section 8.12  Specific Performance .....................................    39
Section 8.13  Third Party Beneficiaries ................................    39
Section 8.14  Survival .................................................    40

                          AGREEMENT AND PLAN OF MERGER


          AGREEMENT AND PLAN OF MERGER (this "Agreement"), dated as of April 29, 1996, by and among HIGHWOODS PROPERTIES, INC., a Maryland corporation ("Buyer"), CROCKER REALTY TRUST, INC., a Maryland corporation (the "Company") and CEDAR ACQUISITION CORPORATION, a Maryland corporation ("CAC").

          WHEREAS, the respective Boards of Directors of Buyer, the Company and CAC have approved the merger of CAC with and into the Company (the "Merger"), upon the terms and subject to the conditions set forth herein;

          NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties and agreements contained herein the parties hereto agree as follows:


                                    ARTICLE 1

                                   The Merger

          Section 1.1 The Merger. Upon the terms and subject to the conditions hereof, at the Effective Time (as defined in Section 1.3), CAC shall be merged with and into the Company and the separate existence of CAC shall thereuponcease, and the Company shall continue as the surviving corporation in the Merger (the "Surviving Corporation") under the laws of the State of Maryland.

          Section 1.2 Closing. Unless this Merger Agreement shall have been terminated and the transactions herein contemplated shall have been abandoned pursuant to Section 7.1, and subject to the satisfaction or waiver of the conditions set forth in Article 6, the closing of the Merger will take place as promptly as practicable (and in any event within two business days) after satisfaction or waiver of the conditions set forth in Sections 6.1, 6.2 and 6.3, at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, New York 10019, unless another date, time or place is agreed to in writing by the parties hereto (the "Closing Date"); provided, that Buyer may, at its election, postpone the Closing Date until August 15, 1996.

          Section 1.3 Effective Time of the Merger. The Merger shall become effective upon the acceptance for record of the articles of merger by the Department of Assessments and Taxation of the State of Maryland (the "Department") in accordance with the provisions of the General Corporation Law of Maryland

(the "GCLM"), and by making all other filings required under the GCLM to be made prior to or concurrent with the effectiveness of the Merger, which filings shall be made as soon as practicable on the Closing Date. When used in this Merger Agreement, the term "Effective Time" shall mean the time at which such articles are accepted for filing by the Department.

          Section 1.4 Effect of the Merger. The Merger shall, from and after the Effective Time, have all the effects provided by the GCLM. If at any time after the Effective Time the Surviving Corporation shall consider or be advised that any further deeds, conveyances, assignments or assurances in law or any other acts are necessary, desirable or proper to vest, perfect or confirm, of record or otherwise, in the Surviving Corporation, the title to any property or rights of the Company to be vested in the Surviving Corporation, by reason of, or as a result of, the Merger, or otherwise to carry out the purposes of this Agreement, the Company agrees that the Surviving Corporation and its proper officers and directors shall execute and deliver all such deeds, conveyances, assignments and assurances in law and do all things necessary, desirable or proper to vest, perfect or confirm title to such property or rights in the Surviving Corporation and otherwise to carry out the purposes of this Agreement, and that the proper officers and directors of the Surviving Corporation are fully authorized in the name of the Company or otherwise to take any and all such action.


                                    ARTICLE 2

               The Surviving Corporation and Conversion of Shares

          Section 2.1 Articles of Incorporation. The Articles of Incorporation of CAC as in effect immediately prior to the Effective Time shall be the Articles of Incorporation of the Surviving Corporation after the Effective Time, until thereafter changed or amended as provided therein or by applicable law; provided, that the provisions contained in the Articles (as hereinafter defined) relating to indemnification of officers and directors shall be incorporated into the Articles of Incorporation of CAC.

          Section 2.2 By-laws. The By-laws of CAC as in effect immediately prior to the Effective Time shall be the By-laws of the Surviving Corporation, until, subject to Section 5.8, thereafter changed or amended as provided therein or by applicable law; provided, that the provisions contained in the By-laws of the Company relating to indemnification of officers and directors shall be incorporated into the By-laws of CAC.

          Section 2.3 Board of Directors; Officers. The di- rectors of CAC immediately prior to the Effective Time shall be the directors of the Surviving Corporation and the officers of CAC immediately prior to the Effective Time shall be the officers of the Surviving Corporation, in each case, until the earlier of their respective resignations or the time that their respective successors are duly elected or appointed and qualified.

          Section 2.4 Merger Consideration. (a) As of the Effective Time, by virtue of the Merger and without any action on the part of any stockholder of the Company,

          (i) all shares of common stock, $0.01 par value, of the Company (the "Company Common Stock"), which are held by Buyer, the Company or any wholly-owned subsidiary of Buyer or the Company shall be cancelled and retired and shall cease to exist, and no consideration shall be delivered in the exchange therefor;

          (ii) each outstanding share of Company Common Stock, other than those to which clause (i) of this Section 2.4(a) applies, shall be converted into and represent the right to receive $11.02 in cash (or, if there is Excess Cash, $11.02 plus the Per Share Excess Cash Amount in cash, or, if there is Deficient Cash, $11.02 minus the Per Share Deficient Cash Amount) (such amount of cash being referred to herein as the "Merger Consideration"). "Excess Cash" shall equal (x) the amount, if any, by which the sum of cash, cash equivalents and restricted cash reflected on the Company's consolidated balance sheet as of the date hereof exceeds the sum of cash, cash equivalents and restricted cash reflected on the Company's consolidated balance sheet as of March 31, 1996 minus (y) the amount, if any, by which the principal amount of the Company's indebtedness for borrowed money outstanding as of the date hereof exceeds the sum of $5 million, and the principal amount of the Company's indebtedness for borrowed money outstanding as of March 31, 1996. The "Per Share Excess Cash Amount" shall equal the quotient obtained by dividing the Excess Cash by the number of shares of Company Common Stock outstanding on the date hereof, assuming the exercise of all currently outstanding options and warrants (the "Fully Diluted Shares"). "Deficient Cash" shall equal (x) the amount, if any, by which the sum of cash, cash equivalents and restricted cash reflected on the Company's consolidated balance sheet as of March 31, 1996 exceeds the sum of cash, cash equivalents and restricted cash reflected on the Company's consolidated balance sheet as of the date hereof plus (y) the amount, if any, by which the principal amount of the Company's indebtedness for borrowed money outstanding as of the date hereof exceeds the sum of $5 million and the principal amount of the Company's indebtedness for borrowed money outstanding as of March 31, 1996. The "Per Share Deficient Cash Amount" shall equal the quotient obtained by dividing the Deficient Cash by the Fully Diluted Shares; and

          (iii) each share of common stock of CAC shall be converted into one share of common stock of the Surviving Corporation.

          Section 2.5 Payment. (a) Promptly after the Effective Time, Buyer shall deposit (or cause to be deposited) with a bank or trust company to be designated by Buyer and reasonably acceptable to the Company (the "Exchange Agent"), for the benefit of the holders of shares of Company Common Stock, for exchange in accordance with this Article 2, cash in the amount sufficient to pay the aggregate Merger Consideration.

          (b) As soon as reasonably practicable after the Effective Time, the Exchange Agent shall mail to each holder of record of Company Common Stock immediately prior to the Effective Time (A) a letter of transmittal (the "Company Letter of Transmittal") (which shall specify that delivery shall be effected, and risk of loss and title to the Company Certificates shall pass, only upon delivery of such Company Certificates to the Exchange Agent and shall be in such form and have such other provisions as Buyer shall specify) and (B) instructions for use in effecting the surrender of certificates representing Company Common Stock ("Company Certificates") in exchange for the Merger Consideration with respect to the shares of Company Common Stock formerly represented thereby.

          (c) Upon surrender of a Company Certificate for cancellation to the Exchange Agent, together with the Company Letter of Transmittal, duly executed, and such other documents as Buyer or the Exchange Agent shall reasonably request, the holder of such Company Certificate shall be entitled to receive in exchange therefor (A) a certified or bank cashier's check in the amount equal to the cash which such holder has the right to receive pursuant to the provisions of this Article 2, and the Company Certificate so surrendered shall forthwith be cancelled. Until surrendered as contemplated by this Section 2.5, each Company Certificate shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration with respect to the shares of Company Common Stock formerly represented thereby.

          (d) If the Merger Consideration is to be delivered to a person other than the person in whose name the certificates surrendered in exchange therefor are registered, it shall be a condition to the payment of such Merger Consideration that the certificates so surrendered shall be properly endorsed or accompanied by appropriate stock powers and otherwise in proper form for transfer, that such transfer otherwise be proper and that the person requesting such transfer pay to the Exchange Agent any transfer or other taxes payable by reason of the foregoing or establish to the satisfaction of the Exchange Agent that such taxes have been paid or are not required to be paid.

          (e) Unless required otherwise by applicable law, any portion of the aggregate Merger Consideration which remains undistributed to holders of shares of Company Common Stock two years after the Effective Time shall be delivered to Buyer and any holders of shares of Company Common Stock who have not theretofore complied with the provisions of this Article 2 shall thereafter look only to Buyer for payment of any Merger Consideration to which they are entitled pursuant to this Article 2. Neither Buyer nor the Exchange Agent shall be liable to any holder of shares of Company Common Stock for any cash held by Buyer or the Exchange Agent for payment pursuant to this Article 2 delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

          Section 2.6 Stock Options. The Company and Buyer shall take all actions necessary to provide that, at the Effective Time, (i) each Company Stock Option (as hereinafter defined) as set forth on Schedule 3.2, whether or not then exercisable or vested, shall become fully exercisable and vested, (ii) each such Company Stock Option shall be cancelled, and (iii) in consideration of such cancellation, the Company shall pay to each such holder of Company Stock Options an amount in cash in respect thereof equal to the product of (1) the excess, if any, of the Merger Consideration over the exercise price of such Common Stock Option as reflected on Schedule 3.2 and (2) the number of shares of Company Common Stock subject thereto. Notwithstanding anything to the contrary herein, if it is determined that compliance with any of the foregoing may cause any individual subject to Section 16 of the Securities Exchange Act of 1934, as amended, to become subject to the profit recovery provisions thereof, any Company Stock Options held by such individual may, if such individual so agrees, subject to the proviso to this sentence, be cancelled or purchased, as the case may be, at the Effective Time or at such later time as may be necessary to avoid application of such profit recovery provisions and such individual will be entitled to receive from the Company or the Surviving Corporation an amount in cash in respect thereof equal to the product of (1) the excess, if any, of the Merger Consideration over the exercise price of such Common Stock Option and (2) the number of shares of Company Common Stock subject thereto immediately prior to the Effective Time; provided, that the parties hereto will cooperate, including by providing alternate arrangements, so as to achieve the intent of the foregoing without giving rise to such profit recovery.

          Section 2.7 No Further Rights. From and after the Effective Time, holders of certificates theretofore evidencing shares of Company Common Stock shall cease to have any rights as stockholders of the Company, except as provided herein or by law.

          Section 2.8 Closing of the Company's Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed and no transfer of shares of Company Common Stock shall be made thereafter. In the event that, after the Effective Time, certificates for shares of Company Common Stock are presented to Buyer or the Surviving Corporation, they shall be cancelled and exchanged for Merger Consideration for each share of Company Common Stock represented as provided in Section 2.4.


                                    ARTICLE 3

                  Representations and Warranties of the Company

             The Company hereby represents and warrants to Buyer as follows:

          Section 3.1 Organization. The Company and each of its Subsidiaries (as defined in Section 8.8(a)(iii)), all of which are set forth in Schedule 3.1, is a corporation or partnership duly organized, validly existing and in good standing under the laws of their respective jurisdictions of incorporation or organization, as applicable, and the Company and each of its Subsidiaries has all requisite corporate or partnership power and authority to own, lease and operate their respective properties and to carry on their respective businesses as now being conducted. The Company and each of its Subsidiaries is duly qualified or licensed and in good standing to do business in each jurisdiction listed on Schedule 3.1, which are all of the jurisdictions in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification necessary, except in such jurisdictions where the failure to be so duly qualified or licensed and in good standingwould not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect (as defined in Section 8.8(a)(i)). Except as set forth on Schedule 3.1, the Company owns directly all of the outstanding capital stock or other equity interests of each of its Subsidiaries.

          Section 3.2 Capitalization. The authorized capital stock of the Company consists of 50,000,000 shares of Company Common Stock, 10,000,000 shares of preferred stock, par value $0.01, 50,000,000 shares of excess common stock, par value $0.01, and 10,000,000 shares of excess preferred stock, par value $0.01. As of April 26, 1996, there were 26,981,087 shares of Company Common Stock, no shares of preferred stock, no shares of excess common stock and no shares of excess preferred stock issued and outstanding, and there were no shares of Company Common Stock, no shares of preferred stock, no shares of excess common stock and no shares of excess preferred stock held in the Company's treasury. As of the date hereof, there were outstanding options (the "Company Stock Options") to purchase 1,347,000 shares of Company Common Stock under the 1995 Stock Option Plan of the Company (the "Company Option Plan").
Schedule 3.2 sets forth all outstanding options, warrants and other securities or rights to purchase shares of Company Common Stock or securities convertible into or exchangeable for Company Common Stock as of the date hereof and, with respect to each such option, warrant, security or other right, (i) the holder of such option, warrant, security or other right, (ii) the number of shares of Company Common Stock or securities convertible into or exchangeable for Company Common Stock for which such option, warrant, security or other right is exercisable, and (iii) the price at which such option, warrant, security or other right is exercisable. Except as set forth on Schedule 3.2, there were not as of the date hereof, and at all times thereafter through the Effective Time, there will not be, any existing options, warrants, calls, subscriptions, or other rights or other agreements or commitments obligating the Company or any of its Subsidiaries to issue, transfer or sell any shares of capital stock or other equity interests of the Company or any of its Subsidiaries or any other securities convertible into or evidencing the right to subscribe for any such shares or other equity interests. All issued and outstanding shares of Company Common Stock are duly authorized and validly issued, fully paid, non-assessable (other than general partnership interests in Subsidiaries that are partnerships) and free of preemptive rights with respect thereto.

          Section 3.3 Authority. The Company has full corporate power and authority to execute and deliver this Agreement and, subject to the approval of its stockholders, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized and approved by the Board of Directors of the Company, and, other than the approval by its stockholders, no other corporate proceedings are necessary to authorize this Agreement or the consummation of the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Company, and, assuming this Agreement constitutes a legal, valid and binding agreement of Buyer, it constitutes a legal, valid and binding agreement of the Company, enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, moratorium or other similar laws relating to creditors' rights or general principles of equity.

          Section 3.4 No Violations; Consents and Approvals. (a) None of the execution and delivery of this Agreement, the consummation of the transactions contemplated hereby or compliance by the Company with any of the provisions hereof will (i) violate any provision of its or any of its Subsidiaries' Articles of Incorporation or by-laws, partnership agreement or other organizational document, as applicable, (ii) except for the indebtedness of the Company described under the caption "Use of Proceeds" in the Company's Registration Statement on Form S-11 filed with the Securities and Exchange Commission (the "SEC") on March 18, 1996 or as set forth in Schedule 3.4, result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default, or give rise to any right of termination, cancellation or acceleration or any right which becomes effective upon the occurrence of a merger, consolidation or change in control under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture or other instrument of indebtedness for money borrowed to which the Company or any of its Subsidiaries is a party, or by which the Company or any of its Subsidiaries or any of their respective properties is bound, (iii) except as set forth in
Schedule 3.4, require any consent, waiver or approval by any other party or result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default, or give rise to any right of termination, cancellation or acceleration or any right which becomes effective upon the occurrence of a merger, consolidation or change in control under, any of the terms, conditions or provisions of any license, franchise, permit or agreement to which the Company or any of its Subsidiaries is a party, or by which the Company or any of its Subsidiaries or any of their respective properties is bound, or (iv) violate any statute, rule, regulation, order or decree of any public body or authority by which the Company or any of its Subsidiaries or any of their respective properties is bound, excluding from the foregoing clauses

(iii) and (iv) of this Section 3.4(a)violations, breaches, defaults or rights which, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect or for which the Company has received or, prior to the Closing Date, shall have received appropriate consents or waivers.

          (b) No filing or registration with, notification to, or authorization, consent or approval of, any governmental entity is required in connection with the execution and delivery of this Agreement by the Company, or the consummation by the Company of the transactions contemplated hereby, except (i) expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), if a filing under the HSR Act is required,
(ii) in connection, or in compliance, with the provisions of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), (iii) the filing of articles of merger with the Department, (iv) such filings and consents as may be required under any environmental law pertaining to any notification, disclosure or required approval triggered by the Merger or the transactions contemplated hereby, (v) filing with, and approval of, the American Stock Exchange and the SEC with respect to the Merger and the delisting and deregistration of the shares of Company Common Stock, (vi) such consents, approvals, orders, authorizations, notifications, registrations, declarations and filings as may be required under the corporation, takeover or blue sky laws of various states and
(vii) such other consents, approvals, orders, authorizations, notifications, registrations, declarations and filings the failure of which to be obtained or made would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

          Section 3.5 SEC Documents; Financial Statements. (a) The Company has made available to Buyer copies of each registration statement, report, proxy statement, information statement or schedule filed with the SEC by the Company or its predecessor since March 31, 1994 (the "Company SEC Documents"). As of their respective dates, the Company SEC Documents complied in all material respects with the applicable requirements of the Securities Act of 1933, as amended (the "Securities Act"), and the Exchange Act, as the case may be, and none of such Company SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

          (b) None of the Company, any of its Subsidiaries, or any of their respective assets, businesses, or operations, is as of the date of this Agreement a party to, or is bound or affectedby, or receives benefits under any contract or agreement or amendment thereto, that, in each case, would be required to be filed as an exhibit to a Form 10-K as of the date of this Agreement that has not been filed as an exhibit to a Company SEC Document filed prior to the date of this Agreement.

          (c) As of their respective dates, the consolidated financial statements included in the Company SEC Documents complied as to form in all material respects with then applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, were prepared in accordance with generally accepted accounting principles ("GAAP") applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto) and fairly presented the Company's consolidated financial position and that of its consolidated subsidiaries as at the dates thereof and the consolidated results of their operations and statements of cash flows for the periods then ended (subject, in the case of unaudited statements, to the lack of footnotes thereto, to normal year-end audit adjustments and to any other adjustments described therein).

          Section 3.6 Absence of Certain Changes; No Undisclosed Liabilities.
(a) Except as disclosed in the Company SEC Documents filed on or prior to the date hereof or as set forth on Schedule 3.6, since December 31, 1995, the Company has not (i) incurred any liability, whether or not accrued, contingent or otherwise, or suffered any event or occurrence which, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect, (ii) made any changes in accounting methods, principles or practices or (iii) declared, set aside or paid any dividend or other distribution with respect to its capital stock, other than a special dividend of $.03 per share of Company Common Stock paid in March 1996 and its regular quarterly dividend in an amount not exceeding $.15 per share of Company Common Stock (or a prorated portion of such amount in the case of any portion of a quarterly period). Since December 31, 1995 to the date of this Agreement, each of the Company and its Subsidiaries has conducted its operations according to its ordinary course of business consistent with past practice.

          (b) Except as and to the extent disclosed in the Company SEC Documents filed on or prior to the date hereof, as of December 31, 1995, neither the Company nor any of its Subsidiaries had any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, that would be required by GAAP to be reflected on a consolidated balance sheet of the Company and its Subsidiaries (including the notes thereto) or which would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

          Section 3.7 Litigation. Except as disclosed in the Company SEC Reports filed on or prior to the date hereof, there is no suit, claim, action, proceeding or investigation pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries or any of their respective properties or assets before any governmental entity which, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect. Except as disclosed in the Company SEC Documents filed on or prior to the date hereof, neither the Company nor any of its Subsidiaries is subject to any outstanding order, writ, injunction or decree which, insofar as can be reasonably foreseen in the future would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Schedule
3.7 sets forth a list of all litigation as of the date hereof in which the Company or any of its Subsidiaries is a defendant and there is a claim in excess of $100,000.

          Section 3.8 Compliance with Applicable Law. Except as disclosed in the Company SEC Documents filed on or prior to the date hereof, the Company and its Subsidiaries hold all permits, licenses, variances, exemptions, orders and approvals of all governmental entities necessary for the lawful ownership and operation of the Company Properties (as defined in Section 3.11) or the lawful conduct of their respective businesses (the "Company Permits"), except for failures to hold such permits, licenses, variances, exemptions, orders and approvals which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Except as disclosed in the Company SEC Documents filed on or prior to the date hereof, the Company and its Subsidiaries and the Company Properties are in compliance with the terms of the Company Permits, except where the failure so to comply would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Except as disclosed in the Company SEC Documents filed on or prior to the date hereof, the businesses of the Company and its Subsidiaries and the operation of the Company Properties are not being conducted in violation of any law, ordinance or regulation of any governmental entity except for violations or possible violations which, individually or in the aggregate, would not, and, insofar as reasonably can be foreseen, in the future will not, reasonably be expected to have a Material Adverse Effect. Except as disclosed in the Company SEC Documents filed on or prior to the date hereof, no investigation or review by any governmental entity with respect to the Company or any of its Subsidiaries or any Company Property is pending or, to the knowledge of the Company, threatened nor, to the knowledge of the Company, has any governmental entity indicated an intention to conduct the same, other than, in each case, those which the Company reasonably believes will not reasonably be expected to have a Material Adverse Effect.

          Section 3.9 Taxes. Except as set forth in Schedule 3.9, each of the Company and its Subsidiaries has filed, or caused to be filed, all federal, state, local and foreign income and other material tax returns required to be filed by it, including all returns required to be filed for the Company Plans, as defined below, has paid or withheld, or caused to be paid or withheld, all taxes of any nature whatsoever, with any related penalties, interest and liabilities (any of the foregoing being referred to herein as a "Company Tax"), that are shown on such tax returns as due and payable, or otherwise required to be paid, other than such Company Taxes as are being contested in good faith and for which adequate reserves have been established and other than where the failure to so file, pay or withhold would not reasonably be expected to have a Material Adverse Effect. Except as set forth in Schedule 3.9, there are no material claims or assessments pending against the Company or its Subsidiaries for any alleged deficiency in any Company Tax, and the Company does not know of any threatened Company Tax claims or assessments against the Company or any of its Subsidiaries which if upheld would reasonably be expected to have a Material Adverse Effect or adversely affect the REIT qualification of the Company. None of the Company or any of its Subsidiaries has made an election to be treated as a "consenting corporation" under Section 341(f) of the Internal Revenue Code of 1986, as amended (the "Code"). There is no material deferred inter-company gain within the meaning of the Treasury Regulations promulgated under Section 1502 of the Code. There are no waivers or extension of any applicable statute of limitations to assess any Company Taxes. All returns filed with respect to Company Taxes are true and correct in all material respects. There are no outstanding requests for any extension of time within which to file any return or within which to pay any Company Taxes shown to be due on any return. The Company (a) has elected to be taxed as a real estate investment trust (a "REIT") within the meaning of Sections 856 through 860 of the Code and for all periods beginning with the period of such election has qualified as, and complied with all applicable laws, rules and regulations, including the Code, relating to, a REIT, (b) subject to the accuracy of the representation contained in Section 4.6, has operated, and intends to continue to operate, in such a manner as to qualify as a REIT for 1996, and (c) except as set forth on Schedule 3.9, subject to the accuracy of the representation contained in Section 4.6, has not taken or omitted to take, nor has any predecessor REIT of the Company not taken or omitted to take, any action which could result in, and the Company has no actual knowledge of, a challenge to its status as a REIT. The Company represents that each of its Subsidiaries of which all the outstanding capital stock is owned solely by the Company is a "Qualified REIT Subsidiary" as defined in Section 856(i) of the Code.

          Section 3.10 Certain Employee Plans. The Company and its Subsidiaries have complied, and are now in compliance, in all material respects with all provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), the Code and all laws and regulations applicable to the "employee benefit plans," as defined in Section 3(3) of ERISA, of the Company or any of its Subsidiaries (the "Company Plans"). No Company Plan is intended to be a "qualified plan" within the meaning of Section 401(a) of the Code, nor is any Company Plan subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code. None of the Company, the Subsidiaries of the Company and their respective ERISA Affiliates (as defined in the next sentence) contributes to or is obligated to contribute to, or has, at any time within the last six years, contributed to or been obligated to contribute to, any "multiemployer plan" within the meaning of Section 4001(a)(3) of ERISA (a "Multiemployer Plan") or any plan with two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA (a "Multiple Employer Plan"). The term "ERISA Affiliate" means, with respect to any entity, trade or business, any other entity, trade or business that is a member of a group described in Section 414(b) or (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the first entity, trade or business, or that is a member of the same "controlled group" as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA. There does not now exist, nor do any circumstances exist that could result in, any liability on the part of the Company or any Subsidiary of the Company under (a) Title IV of ERISA, (b)
Section 302 of ERISA, (c) Sections 412 and 4971 of the Code or (iv) the continuation coverage requirements of Section 601 et seq. of ERISA and section 4980B of the Code, other than such liabilities that arise solely out of, or relate solely to, the Company Plans. Neither the Company and its Subsidiaries, nor any of their respective directors, officers, employees or agents has, with respect to any Company Plan, engaged in any "prohibited transaction" (as such term is defined in Section 4975 of the Code or Section 406 of ERISA)) nor has any Company Plan engaged in any such prohibited transaction which could result in any taxes or penalties or prohibited transactions under Section 4975 of the Code or under Section 502(i) of ERISA, which, in the aggregate, would reasonably be expected to result in material liability on the part of the Company or any of its Subsidiaries. Copies of all of the Company Plans and any related trusts and summary plan descriptions have been made available to Buyer, and a list of all of the Company Plans is set forth on Schedule 3.10. Except as set forth on Schedule 3.10 or as specifically contemplated by this Agreement, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will result in, cause the accelerated vesting or delivery of, or increase the amount or value of, any payment or benefit to any employee or former employee of the Company, or any of its Subsidiaries, either alone or in conjunction with any other event such as termination of employment.

          Section 3.11 Properties. The Company and its Subsidiaries have fee simple or leasehold title to each of the real properties identified in the Company SEC Documents (the "Company Properties"), which are all of the real estate properties owned or leased by them. Except as disclosed in the Company SEC Documents, each Company Property is owned or leased by the Company or a Subsidiary of the Company free and clear of liens, claims against title, rights of way, written agreements, laws, ordinances or regulations affecting building use or occupancy, other encumbrances on title or defects in title except for such matters which would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect (collectively, the "Company Permitted Encumbrances"). Valid policies of title insurance have been issued insuring the Company's or any of its Subsidiaries' title to the Company Properties in amounts at least equal to the purchase price thereof, subject only to the Company Permitted Encumbrances or other matters disclosed in the Company SEC Documents, and such policies are, at the date hereof, in full force and effect and no claim has been made against any such policy. To the best knowledge of the Company, the Company SEC Documents disclose all adverse matters with respect to or in connection with the Company Properties (including, without limitation, structural defects, legal noncompliance, threatened or pending condemnation, constraints on present or future use, operation or development, title defects or problems, deferred maintenance, deficient building systems, absence of any necessary permits, environmental liabilities, tenant defaults or other adverse matters with respect to tenants) which could reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.

          Section 3.12 Leases. (a) Schedule 3.12 sets forth a complete and correct list of all of the lessees of the Company Properties in excess of 25,000 rentable square feet in effect as of the date hereof (the "Leases"), setting forth for each lessee any exceptional clauses relating thereto including without limitation, any "kick-out" clauses, co-tenancy requirements or exclusions, "go-dark" clauses or clauses requiring any unfunded tenant improvements.

          (b) Except as set forth in Schedule 3.12, as of the last day of the calendar month immediately preceding the date hereof, (i) each of the Leases is valid and subsisting and in full force and effect, and has not been amended, modified or supplemented; (ii) the tenant under each of the Leases is in actual possession of the leased premises; (iii) no tenants under the Leases are in arrears for the payment of rent for any month preceding the month of the date hereof; and (iv) neither the Company nor any of its Subsidiaries has received any written notice from any tenant under the Leases of any intention to vacate. Except as set forth in Schedule 3.12, neither the Company nor any of its Subsidiaries has collected payment of rent (other than security deposits) accruing for a period which is more than one month beyond the date of collection.

          (c) The Company has previously delivered or made available to Buyer a true and correct copy of all Leases.

          (d) Except as set forth in Schedule 3.12, as of the last day of the calendar month immediately preceding the date hereof, no tenant under any of the Leases has asserted any claim of which the Company or any of its Subsidiaries has received written notice which would materially affect the collection of rent from such tenant and neither the Company nor any of its Subsidiaries has received written notice of any material default or breach on the part of the Company or any of its Subsidiaries under any of the Leases which has not been cured.

          (e) Schedule 3.12 sets forth all space leases under which the Company or any of its Subsidiaries is a lessee (except where the underlying real property is owned by the Company). True and correct copies of such leases have been delivered or made available to Buyer.

          Section 3.13 Environmental Matters. Except as set forth on Schedule 3.13, none of the Company, any of its Subsidiaries or, to the knowledge of the Company, any other person has caused or permitted (a) the unlawful presence of any hazardous substances, hazardous materials, toxic substances or waste materials (collectively, "Hazardous Materials") on any of the Company Properties, or (b) any unlawful spills, releases, discharges or disposal of Hazardous Materials to have occurred or be presently occurring on or from the Company Properties as a result of any construction on or operation and use of such properties, which presence or occurrence would reasonably be expected to, individually or in the aggregate, have a Material

Adverse Effect; and, in connection with the construction on or operation and use of the Company Properties, the Company and its Subsidiaries have not failed to comply, in any material respect, with all applicable local, state and federal environmental laws, regulations, ordinances, and administrative and judicial orders relating to the generation, recycling, reuse, sale, storage, handling, transport and disposal of any Hazardous Materials.

          Section 3.14 Opinion of Financial Advisor. The Company has received the written opinion of Merrill Lynch & Co. ("Merrill Lynch") to the effect that the consideration to be received in the Merger by the holders of Company Common Stock is fair to such holders from a financial point of view. A copy of such opinion has been made available to Buyer.

          Section 3.15 Information. None of the Proxy Statement (as defined in
Section 5.1(b)) or any other document filed or to be filed by or on behalf of the Company with the SEC or any other governmental entity in connection with the transactions contemplated hereby contained when filed, or will, at the respective times filed with the SEC or other governmental entity, and, in addition, in the case of the Proxy Statement at the date it or any amendment or supplement thereto is mailed to stockholders of the Company and at the time of the meeting of stockholders of the Company to vote on the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading; provided that the foregoing shall not apply to information supplied by Buyer specifically for inclusion or incorporation by reference in any such document. The Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. None of the information supplied by the Company specifically for inclusion or incorporation by reference in any document filed or to be filed by or on behalf of Buyer with the SEC or any other governmental entity in connection with the transactions contemplated hereby contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

          Section 3.16 Board Action. The Board of Directors of the Company has taken all action required by the Articles of Amendment and Restatement of Articles of Incorporation of the Company (the "Articles") to permit the consummation of the transactions contemplated hereby and by the Stock Purchase

Agreement (as hereinafter defined) (assuming the accuracy of the representation contained in Section 4.6). The Company hereby consents to the transfer of shares of Company Common Stock pursuant to the Stock Purchase Agreement.

          Section 3.17 Broker's Fees. Except for Merrill Lynch, none of the Company, any of its Subsidiaries or any of its directors or officers has incurred any liability for any broker's fees, commissions, or financial advisory or finder's fees in connection with any of the transactions contemplated hereby, and none of the Company, any of its Subsidiaries or any of their respective directors or officers has employed any other broker, finder or financial advisor in connection with any of the transactions contemplated hereby.

          Notwithstanding any contrary provision contained in this Agreement, none of the representations or warranties contained in this Article 3 shall apply to the Excluded Assets (as defined in Section 5.3(a)); provided, however, that the representations and warranties contained in this Article 3 shall apply to liabilities or other obligations arising from or relating to the Excluded Assets and for which the Company, as the Surviving Corporation, or Buyer will be liable or otherwise responsible following the consummation of the Merger.


                                    ARTICLE 4

                     Representations and Warranties of Buyer

             Buyer hereby represents and warrants to the Company as follows:

          Section 4.1 Organization. Buyer, the Highwoods/Forsyth Limited Partnership, a North Carolina partnership (the "Operating Partnership"), and each of their respective Subsidiaries is a corporation or partnership duly organized, validly existing and in good standing under the laws of their respective jurisdictions of incorporation or organization, as applicable, and Buyer, the Operating Partnership and each of their respective Subsidiaries has all requisite corporate or partnership power and authority to own, lease and operate their respective properties and to carry on their respective businesses as now being conducted. Buyer, the Operating Partnership and each of their respective Subsidiaries is duly qualified or licensed and in good standing to do business in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification necessary, except in such jurisdictions where the failure to be so duly qualified or licensed and in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Except as disclosed in the Buyer SEC Documents (as hereinafter defined) filed on or prior to the date hereof, Buyer and the Operating Partnership each own directly all of the outstanding capital stock or other equity interests of each of their respective Subsidiaries.

          Section 4.2 Authority. Buyer has full corporate power and authority to execute and deliver this Agreement and, subject to the approval of its stockholders, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized and approved by the Board of Directors of Buyer, and other than the approval by its stockholders, no other corporate proceedings are necessary to authorize this Agreement or the consummation of the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Buyer and, assuming this Agreement constitutes a legal, valid and binding agreement of the Company, it constitutes a legal, valid and binding agreement of Buyer, enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, moratorium or other similar laws relating to creditors' rights or general principles of equity.

          Section 4.3 No Violations; Consents and Approvals. (a) None of the execution and delivery of this Agreement, the consummation of the transactions contemplated hereby or compliance by Buyer with any of the provisions hereof will (i) violate any provision of its Articles of Incorporation or by-laws, (ii) except as set forth in Schedule 4.3, result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default, or give rise to any right of termination, cancellation or acceleration or any right which becomes effective upon the occurrence of a merger, consolidation or change in control, under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture or other instrument of indebtedness for money borrowed to which Buyer, the Operating Partnership or any of their respective Subsidiaries is a party, or by which Buyer, the Operating Partnership or any of their respective Subsidiaries or any of their respective properties is bound, or (iii) except as set forth in Schedule 4.3, result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default, or give rise to any right of termination, cancellation or acceleration or any right which becomes effective upon the occurrence of a merger, consolidation or change in control, under, any of the terms, conditions or provisions of any license, franchise, permit or agreement to which Buyer, the Operating Partnership or any of their respective Subsidiaries is a party, or by which Buyer, the Operating Partnership or any of their respective Subsidiaries or any of their respective properties is bound, or
(iv) violate any statute, rule, regulation, order or decree of any public body or authority by which Buyer, the Operating Partnership or any of their respective Subsidiaries or any of their respective properties is bound, excluding from the foregoing clauses (iii) and (iv) violations, breaches, defaults or rights which, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect or for which Buyer has received or, prior to the Closing Date, shall have received appropriate consents or waivers.

          (b) No filing or registration with, notification to, or authorization, consent or approval of, any governmental entity is required in connection with the execution and delivery of this Agreement by Buyer, or the consummation by Buyer of the transactions contemplated hereby, except (i) expiration of the waiting period under the HSR Act, if a filing under the HSR Act is required,
(ii) in connection, or in compliance, with the provisions of the Exchange Act,
(iii) the filing of articles of merger with the Department, (iv) such filings and consents as may be required under any environmental law pertaining to any notification, disclosure or required approval triggered by the Merger or the transactions contemplated hereby, (v) filings with, and approval of, the New York Stock Exchange, Inc. and the SEC with respect to the Merger, (vi) such consents, approvals, orders, authorizations, notifications, registrations, declarations and filings as may be required under the corporation, takeover or blue sky laws of various states and (vii) such other consents, approvals, orders, authorizations, notifications, registrations, declarations and filings the failure of which to be obtained or made would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

          Section 4.4 SEC Documents; Financial Statements. (a) Buyer has made available to the Company copies of each registration statement, report, proxy statement, information statement or schedule filed with the SEC by Buyer since its initial public offering (the "Buyer SEC Documents"). As of their respective dates, the Buyer SEC Documents complied in all material respects with the applicable requirements of the Secu- rities Act and the Exchange Act, as the case may be, and none of such SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

          (b) None of Buyer, any of its Subsidiaries or any of their respective assets, businesses, or operations, is as of the date of this Agreement a party to, or is bound or affected by, or receives benefits under any contract or agreement or amendment thereto, that in each case would be required to be filed as an exhibit to a Form 10-K as of the date of this Agreement that has not been filed as an exhibit to a Buyer SEC Document filed prior to the date of this Agreement.

          (c) As of their respective dates, the consolidated financial statements included in the Buyer SEC Documents complied as to form in all material respects with then applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto) and fairly presented Buyer's consolidated financial position and that of its consolidated subsidiaries as at the dates thereof and the consolidated results of their operations and statements of cash flows for the periods then ended (subject, in the case of unaudited statements, to the lack of footnotes thereto, to normal year-end audit adjustments and to any other adjustments described therein).

          Section 4.5 Information. None of the Proxy Statement or any other document filed or to be filed by or on behalf of the Company with the SEC or any other governmental entity in connection with the transactions contemplated by this Agreement contained when filed or will, at the respective times filed with the SEC or other governmental entity and, in addition, in the case of the Proxy Statement, at the date it or any amendment or supplement thereto is mailed to stockholders and at the time of the meeting of stockholders of the Company to vote on the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading; provided that the foregoing shall not apply to information supplied by the Company specifically for inclusion or incorporation by reference in any such document. The Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. None of the information supplied by Buyer specifically for inclusion or incorporation by reference in any document filed or to be filed by or on behalf of the Company with the SEC or any other governmental entity in connection with the transactions contemplated by this Agreement contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

          Section 4.6 REIT. Immediately following the purchase by CAC of the shares of Company Common Stock owned by AP CRT Holdings, L.P. ("AP"), AEW Partners, L.P. ("AEW"), Thomas J. Crocker ("Mr. Crocker"), Richard S. Ackerman ("Mr. Ackerman") and Robert E. Onisko ("Mr. Onisko") pursuant to the Stock Purchase Agreement of even date herewith, by and among AP, AEW, Messrs. Crocker, Ackerman and Onisko and CAC (the "Stock Purchase Agreement"), immediately following the execution of the Stock Purchase Agreement and immediately following the Merger, the Company will not meet the test of being "closely held" within the meaning of ss. 856(a)(6) of the Code.


                                    ARTICLE 5

                            Covenants of the Parties

          Section 5.1 Taking of Necessary Action. (a) Each party hereto agrees to use its commercially reasonable best efforts promptly to take or cause to be taken all action and promptly to do or cause to be done all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated hereby, subject to the terms and conditions hereof, including all actions and things necessary to cause all conditions precedent set forth in Article 6 to be satisfied and including Buyer's incorporation in Maryland of CAC as promptly as practicable following the date hereof.

          (b) As promptly as practicable after the date hereof, the Company shall prepare and file with the SEC a preliminary proxy statement by which the stockholders of the Company will be asked to approve the Merger (together with all amendments and supplements thereto, the "Proxy Statement"). The Company shall use its commercially reasonable best efforts to respond to any comments of the SEC, and to cause the Proxy Statement to be mailed to the stockholders of the Company at the earliest practicable time. As promptly as practicable after the date hereof, the Company and Buyer shall prepare and file any other filings required of the Company or Buyer under the Exchange Act, the Securities Act or any other federal, state or local laws relating to this Agreement and the transactions contemplated hereby, including under the HSR Act, if required, and state takeover laws (the "Other Filings"). The

Company and Buyer will notify each other promptly of the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff or any other government officials for amendments or supplements to the Proxy Statement or any Other Filing or for additional information and will supply each other with copies of all correspondence between each of them or any of their respective representatives, on the one hand, and the SEC, or its staff or any other government officials, on the other hand, with respect to the Proxy Statement or any Other Filing. The Proxy Statement and any Other Filing shall comply in all material respects with all applicable requirements of law. Whenever any event occurs which is required to be set forth in an amendment or supplement to the Proxy Statement or any Other Filing, the Company or Buyer, as the case may be, shall promptly inform the other party of such occurrence and cooperate in filing with the SEC or its staff or any other government officials, and/or mailing to stockholders of the Company and of Buyer, such amendment or supplement. The Proxy Statement shall include the recommendation of the Board of Directors of the Company that the stockholders of the Company vote in favor of and approve the Merger, unless otherwise required by applicable fiduciary duties of the directors of the Company, as determined by such directors in good faith after consultation with independent legal counsel (which may include the Company's regularly engaged legal counsel).

          (c) If required in order to effect the Merger, the Company shall call a meeting of its stockholders to be held as promptly as practicable for the purpose of voting upon the Merger.

          (d) If a meeting of stockholders of the Company is required in order to effect the Merger, Buyer shall, and shall use its best efforts to cause any of its subsidiaries and affiliates, to vote any shares of Company Common Stock of which Buyer, or any of its subsidiaries or affiliates, hold voting control in favor of approval and adoption of the Merger.

          (e) The Company shall use its commercially reasonable best efforts to obtain the consents set forth in Schedule 3.4.

          (f) In furtherance and not in limitation of the foregoing, Buyer shall use its best efforts to resolve such objections, if any, as may be asserted with respect to the transactions contemplated by this Agreement under any antitrust, competition or trade regulatory laws, rules or regulations of any governmental entity.

          Section 5.2 Public Announcements; Confidentiality. (a) Subject to each party's disclosure obligations imposed by law and any stock exchange or similar rules and the confidentiality provisions contained in clause (b) of this Section 5.2, the Company and Buyer will cooperate with each other in the development and distribution of all news releases and other public information disclosures with respect to this Agreement and any of the transactions contemplated hereby.

          (b) Each of the Company and Buyer agrees that all information provided to it or any of its representatives pursuant to this Agreement shall be kept confidential, and each of the Company and Buyer shall not (i) disclose such information to any persons other than the directors, officers, employees, financial advisors, legal advisors, accountants, consultants and affiliates of the Company or Buyer, as applicable, who reasonably need to have access to the confidential information and who are advised of the confidential nature of such information or (ii) use such information in a manner which would be detrimental to the Company; provided, however, the foregoing obligation of each of the Company and Buyer shall not (A) relate to any information that (1) is or becomes generally available other than as a result of unauthorized disclosure by the Company or Buyer, as applicable, or by persons to whom the Company or Buyer, as applicable, has made such information available, (2) is or becomes available to the Company or Buyer, as applicable, on a non-confidential basis from a third party that is not, to the knowledge of the Company or Buyer, as applicable, bound by any other confidentiality agreement with the other party hereto, or (B) prohibit disclosure of any information if required by law, rule, regulation, court order or other legal or governmental process.

          Section 5.3 Conduct of the Business of the Company. The Company covenants and agrees that, between the date of this Agreement and the Effective Time, except as contemplated by the Company's budget heretofore made available to Buyer (the "Company Budget") and except for the matters set forth in Schedule
5.3 or unless Buyer shall otherwise agree in writing, the businesses of the Company and its Subsidiaries shall only be conducted in, and the Company and its Subsidiaries shall not take any action except in the usual, regular and ordinary course and in substantially the same manner as heretofore conducted, and the Company shall, and shall cause its Subsidiaries to, use its best efforts to comply with all material applicable laws, maintain their respective good standing in the jurisdiction of their respective formation, maintain all material Company Permits, comply with all state and federal securities laws and timely file all required filings under the Exchange Act, preserve intact their present business organizations, keep available the services of their respective current officers, employees and consultants and preserve their respective current relationships with customers, suppliers, tenants and others having business dealings with the Company and its Subsidiaries. By way of amplification and without limiting the generality of the foregoing, except as contemplated by this Agreement or by the Company Budget and except for the matters set forth in
Schedule 5.3, neither the Company nor any Subsidiary shall, between the date of this Agreement and the Effective Time, directly or indirectly, do, or propose to do, any of the following without the prior written consent of Buyer:

          (i) (x) declare, set aside, or pay any dividends on, or make any other distributions in respect of, any of its capital stock, other than (1) the Company's regular quarterly dividend on the shares of Company Common Stock in an amount not exceeding $.15 per share (or a prorated portion of such amount in the case of any portion of a quarterly period), (2) dividends and distributions by any direct or indirect Subsidiary of the Company to its parent(s) and (3) distribution by the Company to its stockholders of the assets described in Schedule 5.3(i) (collectively, the "Excluded Assets"),
     (y) split, combine or reclassify any of its capital stock or issue or, other than pursuant to the exercise of options to purchase Company Common Stock, authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or (z) purchase, redeem or otherwise acquire, directly or indirectly, other than pursuant to the exercise of outstanding options to purchase Company Common Stock, any shares of capital stock of the Company or any of its Subsidiaries or any other equity securities thereof or any rights, warrants, or options to acquire any such shares or other securities;

          (ii) issue, deliver, sell, pledge, dispose of, grant, encumber, or authorize the issuance, sale, pledge, disposition, grant or encumbrance of,
     (i) any shares of capital stock of any class of the Company or any Subsidiary or any securities convertible into, or any rights, warrants or options to acquire, any such shares of such capital stock, or any other ownership interest (including, without limitation, any phantom interest), of the Company or any Subsidiary (except for the issuance of Company Common Stock pursuant to warrants or issuable pursuant to employee stock options outstanding on the date hereof and set forth on Schedule 3.2) or (ii) any assets of the Company or any Subsidiary, except (in the case of clause
     (ii)) for the
     distribution of the Excluded Assets and except for sales in the ordinary course of business and in a manner consistent with past practice in an amount not to exceed $5,000 individually, or in any related series of transactions;

          (iii) amend its Articles of Incorporation, by-laws or other comparable organizational documents;

          (iv) acquire or agree to acquire by merging or consolidating with, or by purchasing the stock or assets of, or by any other manner, any business or any corporation, partnership, joint venture, association or other business organization or division thereof, or any real property or buildings or any assets in excess of $5,000 individually or in any related series of transactions;

          (v) subject to liens, mortgages, deeds of trust, deeds to secure debt, security interests, pledges, claims, charges, easements and other encumbrances of any nature whatsoever (collectively, "Liens") or sell, lease or otherwise dispose of any of its properties or assets, except in the ordinary course of business consistent with past practice with respect to assets in an amount less than $5,000 individually or in any related series of transactions and except for the distribution of the Excluded Assets;

          (vi) lease, in one transaction or a series of transactions, any of its assets or properties, except for the leases made in the ordinary course of business consistent with capital expenditures, rental rates, expense stops and other terms consistent with the Company Budget; provided, however, that no leases shall be for a period of longer than five years or with respect to properties with greater than 5,000 rentable square feet;

          (vii) (a) incur any indebtedness for borrowed money or issue or sell any debt securities of the Company or any of its Subsidiaries, or guarantee, assume or endorse, or otherwise as an accommodation become responsible for, the obligations of any person, or make any loans or advances, except, in any such case, for borrowings or other transactions incurred in the ordinary course of business and consistent with past practice in an amount less than $5,000 individually or in the aggregate;
     (b) except in the ordinary course of business, make any loans, advances or capital contributions to, or investments in, any other person but in no event to exceed $5,000; (c) enter into any contract or agreement other than in the ordinary course of business, consistent with past practice but in no case greater than $5,000; or (d) authorize any single capital expenditure which is in excess of $5,000 or capital expenditures which are, in the aggregate, in excess of $5,000 for the Company and the Subsidiaries taken as a whole;

          (viii) increase the compensation payable or to become payable to its officers or employees, or grant any severance or termination pay to, or enter into any employment or severance agreement with any director, officer or other employee of the Company or any Subsidiary, or establish, adopt, enter into or amend any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer or employee;

          (ix) take any action, other than reasonable and usual actions in the ordinary course of business and consistent with past practice, with respect to accounting policies or procedures (including, without limitation, procedures with respect to the payment of accounts payable and collection of accounts receivable);

          (x) make any tax election or settle or compromise any material federal, state, local or foreign income tax liability;

          (xi) pay, discharge or satisfy any claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction, in the ordinary course of business and consistent with past practice, of liabilities reflected or reserved against in the balance sheet as of March 31, 1996 or subsequently incurred in the ordinary course of business and consistent with past practice and as permitted by this Section 5.3;

          (xii) enter into any transactions or agreements with any directors, officers, employees, stockholders or affiliates of the Company or any of its Subsidiaries, except for transactions or agreements relating to or arising out of the Excluded Assets or as disclosed on Schedule 5.3; or

          (xiii) take any action or fail to take any action if such action or failure to act would reasonably be expected to materially impair the value of its material assets or properties; or

          (xiv) authorize or enter into or amend any contract, agreement, commitment or arrangement with respect to any action prohibited by this
     Section 5.3.

          The Company may request consent from Buyer to take any action otherwise prohibited by this Section 5.3, and such consent shall be deemed to be granted if Buyer does not give notice to the Company of its refusal to grant such consent within five business days of Buyer's receipt of such request for consent. For purposes of this Section 5.3, expenditures by the Company will be deemed to be as contemplated by the Company Budget if (i) the actual expenditures within a given region in the aggregate do not exceed the aggregate amount of expenditures budgeted for such region and (ii) the expenditures are made no earlier than the month in which they are budgeted.

          Section 5.4 No Solicitation of Transactions. Except as otherwise consented to in writing by Buyer, neither the Company nor any of its Subsidiaries shall, directly or indirectly, through any officer, director, employee, agent, representative or otherwise, initiate, solicit or encourage (including by way of furnishing information or assistance), or take any other action to facilitate, any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, (i) any acquisition in any manner, directly or indirectly (including through any option, right to acquire or other beneficial ownership) or more than 10% of any class of equity securities of the Company, or assets representing a material portion of the assets of the Company (other than any Excluded Asset), other than any of the transactions contemplated by this Agreement, (ii) any merger, consolidation, sale of assets (other than any Excluded Asset), share exchange, recapitalization, other business combination, liquidation, or other action out of the ordinary course of business of the Company, other than any of the transactions contemplated by this Agreement, or (iii) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing (any of the foregoing, a "Competing Transaction"), or enter into or maintain or continue discussions or negotiate with any person or entity in furtherance of such inquiries or to obtain a Competing Transaction, or agree to or endorse any Competing Transaction, or authorize or permit any of the officers, directors or employees of the Company or any of its Subsidiaries or any investment banker, financial advisor, attorney, accountant or other representative retained by the Company or any of the Company's Subsidiaries to take any such action. The Company shall immediately notify Buyer of all the relevant details relating to all inquiries and proposals which it or any of its Subsidiaries or any such officer, director, employee, investment banker, financial advisor, attorney, accountant or other representative may receive relating to any of such matters, and, if such inquiry or proposal is in writing, the Company shall as promptly as practicable deliver to Buyer a copy of such inquiry or proposal. Nothing contained in this Section
5.4 shall prohibit the Company from complying with Rule 14e-2 promulgated under the Exchange Act with regard to a Competing Transaction.

          Section 5.5 Information and Access. (a) Subject to the Confidentiality Agreement, dated as of April 8, 1996, by and between the Company and Buyer (the "Confidentiality Agreement"), from the date hereof until the Closing Date, (i) each party hereto and its respective Subsidiaries shall afford to the other party and such other party's accountants, counsel and other representatives full and reasonable access during normal business hours (and at such other times as the parties may mutually agree) to its properties, books, contracts, commitments, records and personnel and, during such period, shall furnish promptly to such other party (1) a copy of each report, schedule and other document filed or received by it pursuant to the requirements of the Securities Act, the Exchange Act and the rules and regulations promulgated thereunder, and
(2) all other information concerning their businesses, personnel and the Company Properties or Buyer Properties, as applicable, as such other party may reasonably request. Such other party and its accountants, counsel and other representatives shall, in the exercise of the rights described in this Section, not unduly interfere with the operation of the businesses of the party providing the access and information.

          (b) The Company will cooperate with Buyer to the extent reasonably necessary to enable Buyer to make appropriate filings with the SEC with respect to the Merger, including assistance in preparing pro forma financial statements of Buyer reflecting the Merger.

          5.6 Employee and Other Arrangements. (a) From and after the Effective Time, Buyer will cause the Surviving Corporation to honor, in accordance with their terms, all employment and consulting agreements and other contracts to which the Company or any of its Subsidiaries are parties relating to (i) the employment of or rendition of personal services by any individual and/or (ii) the compensation and/or benefits payable in connection with such employment or services.

          (b) Buyer will cause the Surviving Corporation to take such actions as are necessary so that, for a period of at least one year from and after the Effective Time, persons who are employes of the Company and its Subsidiaries as of the Effective Time (the "Company Employees") will be provided cash compensation, employee benefits and incentive compensation and similar plans and programs as will provide compensation and benefits which, in the aggregate and in all material respects, are no less favorable than those provided to Company Employees as of the date hereof; provided, however, that it is understood that after the Effective Time Buyer will have no obligation to issue shares of capital stock of any entity pursuant to any such plan or program. In addition, from and after the Effective Time, Buyer shall, and shall cause the Surviving Corporation to, (i) provide all Company Employees with service credit for all periods of employment with the Company and its Subsidiaries prior to the Effective Time for purposes of eligibility and vesting under any employee benefit plan program, policy or arrangement of Buyer, the Surviving Corporation or any of their affiliates, (ii) waive any pre-existing condition of any Company Employee and any dependent thereof for purposes of determining eligibility for, and the terms upon which they participate in, any employee benefit plan, program, policy or arrangement of Buyer, the Surviving Corporation or any of their affiliates and (iii) provide each Company Employee, upon the involuntary termination of such Employee's employment with the Surviving Corporation and any of its Subsidiaries and affiliates, within one year after the Effective Time, with a severance benefit determined pursuant to Schedule 3.10.

          (c) Buyer agrees that no constraints shall be imposed on any stockholder or officer of the Company regarding the use or operation of the Excluded Assets to compete with the Surviving Corporation.

          5.7 Indemnification. (a) Buyer agrees that all rights to indemnification existing in favor of any director, officer, employee or agent of the Company and its Subsidiaries (the "Indemnified Parties") as provided in their respective Articles of Incorporation, by-laws or comparable organizational documents or in indemnification agreements with the Company or any of its Subsidiaries, or otherwise in effect as of the date hereof, shall survive the Merger and shall continue in full force and effect for a period of not less than six years from the Effective Time; provided that, in the event any claim or claims are asserted or made within such six-year period, all rights to indemnification in respect of any such claim or claims shall continue until final disposition of any and all such claims. Buyer also agrees to indemnify all Indemnified Parties to the fullest extent permitted by applicable law with respect to all acts and omissions arising out of such individuals' services as officers, directors, employees or agents of the Company or any of its Subsidiaries or as trustees or fiduciaries of any plan for the benefit of employees or directors of, or otherwise on behalf of, the Company or any of its Subsidiaries, occurring prior to the Effective Time including, without limitation, the transactions contemplated by this Agreement. Without limiting the generality of the foregoing, in the event any such Indemnified Party is or becomes involved in any capacity in any action, proceeding or investigation in connection with any matter, including, without limitation, the transactions contemplated by this Agreement, occurring prior to or at the Effective Time, Buyer will pay as incurred such Indemnified Party's legal and other expenses (including the cost of any investigation and preparation) incurred in connection therewith. From and after the Effective Time, Buyer will pay all expenses, including attorneys' fees, that may be incurred by any Indemnified Party in enforcing the indemnity and other obligations provided for in this Section 5.8.

          (b) Buyer agrees that it shall (i) cooperate with the Company to obtain prior to the Effective Time directors' and officers' insurance coverage for a six-year period following the Effective Time for current and former directors and officers of the Company covering any actions taken on or prior to the Effective Time, such coverage to be at least as comprehensive as the Company's current directors' and officers' liability insurance coverage or (ii) from and after the Effective Time, cause the Surviving Corporation to cause to be maintained in effect for not less than six years from the Effective Time the current policies of the directors' and officers' liability insurance maintained by the Company; provided, that the Surviving Corporation may substitute therefor policies of at least the same coverage containing terms and conditions which are no less advantageous and provided that such substitution shall not result in any gaps or lapses in coverage with respect to matters occurring prior to the Effective Time; provided, further, that the Surviving Corporation shall not be required to pay an annual premium in excess of 200% of the last annual premium paid by the Company prior to the date hereof and if the Surviving Corporation is unable to obtain the insurance required by this Section 5.7 it shall obtain as much comparable insurance as possible for an annual premium equal to such maximum amount.

          Section 5.8 Notification of Certain Matters. Each of Buyer and the Company shall use its good faith efforts to notify the other party in writing of its discovery of any matter that would render any of such party's or the other party's representations and warranties contained herein untrue or incorrect in any material respect, but the failure of either party to so notify the other party shall not be deemed a breach of this Agreement.

          Section 5.9 Separation of Excluded Assets. Both prior to and after the Effective Time, (i) Buyer shall cooperate in effecting the transfer of ownership of the Excluded Assets in accordance with arrangements entered into by the Company prior to the Effective Time and (ii) the Company shall notify Buyer of any such arrangements. The Company shall cause Newco (as hereinafter defined) to agree to reimburse Buyer at the Effective Time for expenses or costs, including any local, state or federal income or transfer tax liability, incurred by the Company in effecting the transfer of ownership of the Excluded Assets.

          Section 5.10 Newco Obligations. (a) At the Effective Time, an entity that will obtain direct or indirect ownership of some or all of the Excluded Assets ("Newco") shall enter into a master lease agreement with Buyer covering all of the Company- owned properties, which master lease agreement shall obligate Newco to pay to Buyer $1,200,000 at the Effective Time and $600,000 on January 1, 1997, as additional rent on the Company- owned properties and as compensation to Buyer for rent shortfalls and vacancies at such properties.

          (b) At or before the Effective Time, the Company shall have caused Newco to elect to either (i) assume the liability of the Company to indemnify Thomas J. Crocker and Crocker and Company in the case styled Patrick Jolivet v. Thomas J. Crocker and Crocker and Company, Case No. 94-8669 or (ii) pay the costs of insurance to cover such indemnification.

          (c) At or before the Effective Time, the Company shall cause Newco to enter into an agreement with the Company, which agreement shall remain in effect after the Effective Time, providing that (i) Newco shall reimburse the Company for the excess, if any, of the Designated Transaction Expenses (as hereinafter defined) over $9,150,000 and (ii) the Company shall pay to Newco 50% of the excess, if any, of $8,600,000 over the Designated Transaction Expenses The amount of the Designated Transaction Expenses shall be determined on the 20th business day following the Effective Time, and any amount required to be paid pursuant to this paragraph shall be paid within five business days thereafter. Buyer and the Company will jointly prepare a good faith estimate of the Designated Transaction Expenses two business days prior to the Effective Time. "Designated Transaction Expenses" shall mean expenses incurred by the Company in connection with its pending proposed public offering or in connection with this Agreement and the Merger only in the following categories: (i) fees and expenses of legal counsel; (ii) fees and expenses of accountants; (iii) fees and expenses of investment bankers and appraisers; (iv) printing expenses;

(v) severance payments to employees (including officers) generally as set forth on Schedule 3.10 or pursuant to the Severance Agreements (as defined in the Stock Purchase Agreement); (vi) payments to the Company's three senior executives pursuant to Section 2.6 of this Agreement; and (vii) amounts due, if any, to any solicitation agent in connection with the exercise of the Company's outstanding warrants.


                                    ARTICLE 6

                             Conditions to Closings

          Section 6.1 Conditions to Each Party's Obligation to Effect the Merger. Subject to the provisions of Section 6.4, the respective obligations of each party to effect the Merger shall be subject to the fulfillment at or prior to the Effective Time of the following conditions:

          (a) if required, the Merger shall have been approved and adopted by the requisite vote of the holders of the Company Common Stock;

          (b) any waiting period applicable to the consummation of the Merger under the HSR Act, if applicable, shall have expired or been terminated or the Company and Buyer shall have mutually concluded that no filing under the HSR Act is required with respect to the transactions contemplated hereby; and

          (c) the consummation of the Merger shall not be restrained, enjoined or prohibited by any order, judgment, decree, injunction or ruling of a court of competent jurisdiction.

          Section 6.2 Conditions to Obligation of the Company to Effect the Merger. Subject to the provisions of Section 6.4, the obligation of the Company to effect the Merger shall be subject to the fulfillment at or prior to the Effective Time of the additional following conditions, unless waived by the
Company:

          (a) that the representations and warranties of Buyer contained in the first two sentences of Section 4.1 (with respect to Buyer only) and in
     Section 4.2 shall be true when made and at and as of the Effective Time as if made at and as of such time, and that Buyer shall have performed in all material respects its agreements contained in this Agreement required to be performed at or prior to the Effective Time; and the Company shall have received a certificate of the Chief Executive Officer or the Chief Financial Officer of Buyer to that effect.

          Section 6.3 Conditions to Obligations of Buyer to Effect the Merger. Subject to the provisions of Section 6.4 the obligations of Buyer to effect the Merger shall be subject to the fulfillment at or prior to the Effective Time of the additional following conditions, unless waived by Buyer:

          (a) that the representations and warranties of the Company contained in the first two sentences of Section 3.1 (with respect to the Company only) and in Section 3.3 shall be true when made and at and as of the Effective Time as if made at and as of such time, and that the Company shall have performed in all material respects its agreements contained in this Agreement required to be performed at or prior to the Effective Time; and Buyer shall have received a certificate of the Chief Executive Officer or the Chief Financial Officer of the Company to that effect;

          (b) the consents set forth in Schedule 6.3 shall have been received, or the Company shall have refinanced the indebtedness described in Schedule
     6.3 with new indebtedness which is in all respects at least as favorable to the Company as the indebtedness described in Schedule 6.3 (but under the terms of which no lender consent is required (or any required consent has been obtained) to effect the transactions contemplated by this Agreement); and

          (c) the Company shall meet the requirements for qualification as a REIT under Sections 856-860 of the Code; provided, that if the Company does not meet such requirements for qualification as a result of any action or omission of (or any action or omission taken at the direction of) Buyer or due to the inaccuracy of the representation contained in Section 4.6, the condition set forth in this Section 6.3(c) shall be deemed to be satisfied.

          Section 6.4 Conditions to Obligations of the Company and Buyer to Effect the Merger Following Buyer's Ownership of Shares. If Buyer becomes the beneficial owner of a majority of the outstanding shares of Company Common Stock prior to the Effective Time, the respective obligations of each party to effect the Merger shall be subject only to the fulfillment at or prior to the Effective Time of the following conditions:

          (a) if required, the Merger shall have been approved and adopted by the requisite vote of the holders of the Company Common Stock; and

          (b) the consummation of the Merger shall not be restrained, enjoined or prohibited by any order, judgment, decree, injunction or ruling of a court of competent jurisdiction.

                  Section 6.5 Representations and Warranties. Except as set forth in Sections 6.2 and 6.3, that the representations and warranties contained in Article 3 hereof were true and correct when and as made shall not be a condition to the obligation of either the Company or Buyer to effect the Merger.


                                    ARTICLE 7

                        Termination, Amendment and Waiver

          Section 7.1 Termination. This Agreement may be terminated at any time prior to the earlier of (i) such time as Buyer becomes the owner, directly or indirectly, of a majority of the Company Common Stock and (ii) the Effective Time, whether before or after approval by the stockholders of the Company of the
Merger:

          (a) by mutual written consent of Buyer and the Company;

          (b) by Buyer, upon a breach of any covenant or agreement on the part of the Company set forth in this Agreement, such that the condition set forth in Section 6.3(a) would not be satisfied (a "Terminating Company Breach"), provided that, if such Terminating Company Breach is curable by the Company through the exercise of its reasonable best efforts and for so long as the Company continues to exercise such reasonable best efforts, Buyer may not terminate this Agreement under this Section 7.1(b);

          (c) by the Company, upon breach of any covenant or agreement on the part of Buyer set forth in this Agreement such that the condition set forth in Section 6.2(a) would not be satisfied ("Terminating Buyer Breach"), provided that, if such Terminating Buyer Breach is curable by Buyer through the exercise of its reasonable best efforts and for so long as Buyer continues to exercise such reasonable best efforts, the Company may not terminate this Agreement under this Section 7.1(c);

          (d) by Buyer if the Company does not meet the requirements for qualification as a REIT under Sections 856-860 of the Code; provided that if the Company does not meet such requirements for qualification as a result of any action or omission of (or any action or omission taken at the direction of) Buyer or due to the inaccuracy of the representation contained in Section 4.6, Buyer shall not have the right to terminate this Agreement pursuant to this Section 7.1(d).

          (e) by Buyer or the Company if any court of competent jurisdiction shall have issued, enacted, entered, promulgated or enforced any order, judgment, decree, injunction or ruling which restrains, enjoins or otherwise prohibits the Merger and such order, judgment, decree, injunction or ruling shall have become final and nonap- pealable; provided, however, that the party seeking to terminate this Agreement pursuant to this Section 7.1(e) shall have used commercially reasonable best efforts to remove such injunction or overturn such action; or

          (f) by either Buyer or the Company if the meeting of the stockholders of the Company to approve the Merger (including as such meeting may be adjourned from time to time), if required, shall have concluded without the Company having obtained the required stockholder approval.

          Section 7.2 Procedure and Effect of Termination. In the event of termination of this Agreement by either or both of the Company and Buyer pursuant to Section 7.1, written notice thereof shall forthwith be given by the terminating party to the other party hereto, and this Agreement shall thereupon terminate and become void and have no effect, and the transactions contemplated hereby shall be abandoned without further action by the parties hereto, except that the provisions of Sections 5.2 (Public Announcements; Confidentiality), 7.3 (Expenses), 8.2 (Governing Law), and 8.4 (Notices) shall survive the termination of this Agreement; provided, however, that such termination shall not relieve any party hereto of any liability for any breach of this Agreement.

          Section 7.3 Expenses. Except as set forth in this Agreement, whether or not the Merger is consummated, all legal and other costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses.

                                    ARTICLE 8

                                  Miscellaneous

          Section 8.1 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each party hereto and delivered to the other party. Copies of executed counterparts transmitted by telecopy, telefax or other electronic transmission service shall be considered original executed counterparts for purposes of this Section, provided receipt of copies of such counterparts is confirmed.

          Section 8.2 Governing Law. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF MARYLAND WITHOUT REFERENCE TO THE CHOICE OF LAW PRIN- CIPLES THEREOF.

          Section 8.3 Entire Agreement. This Agreement (including agreements incorporated herein) and the Schedules, Annexes and Exhibits hereto, the Stock Purchase Agreement and the exhibits thereto, the Severance Agreements and the Confidentiality Agreement contain the entire agreement between the parties with respect to the subject matter hereof and there are no agreements, understandings, representations or warranties between the parties other than those set forth or referred to herein. Except as set forth in Section 8.13, this Agreement is not intended to confer upon any person not a party hereto (and their successors and assigns) any rights or remedies hereunder.

          Section 8.4 Notices. All notices and other communications hereunder shall be sufficiently given for all purposes hereunder if in writing and delivered personally, sent by documented overnight delivery service or, to the extent receipt is confirmed, telecopy, telefax or other electronic transmission service to the appropriate address or number as set forth below. Notices to the Company shall be addressed to:

          Crocker Realty Trust, Inc.
          433 Plaza Real, Suite 335
          Boca Raton, Florida  33432
          Attention:  Thomas J. Crocker, Chairman and Chief
                      Executive Officer
          Telecopy Number:  (407) 447-1820
          with a copy to:

          Wachtell, Lipton, Rosen & Katz
          51 West 52nd Street
          New York, New York  10019
          Attention:  Elliott V. Stein, Esq.
          Telecopy Number:  (212) 403-2000

or at such other address and to the attention of such other person as the Company may designate by written notice to Buyer. Notices to Buyer shall be addressed to:

          Highwoods Properties, Inc.
          3100 Smoketree Court, Suite 700
          Raleigh, North Carolina  27604-5001
          Attention:  Carmen Liuzzo, Chief Financial Officer
          Telecopy Number:  (919) 876-2448

          with a copy to:

          Smith, Helms, Mullis and Moore L.L.P.
          316 West Edentown Street
          Raleigh, North Carolina
          Attention:  Brad Markoff, Esq.
          Telecopy Number:  (919) 755-8731

          Section 8.5 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors; provided, however, that this Agreement may not be assigned or transferred by either of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other party.

          Section 8.6 Headings. The Section, Article and other headings contained in this Agreement are inserted for convenience of reference only and will not affect the meaning or interpretation of this Agreement. All references to Sections or Articles contained herein mean Sections or Articles of this Agreement unless otherwise stated.

          Section 8.7 Amendments and Waivers. This Agreement may not be modified or amended except by an instrument or instruments in writing signed by the party against whom enforcement of any such modification or amendment is sought. Either party hereto may, only by an instrument in writing, waive compliance by the other party hereto with any term or provision hereof on the part of such other party hereto to be performed or complied with. The waiver by any party hereto of a breach of any term or provision hereof shall not be construed as a waiver of any subsequent breach. In the event that, prior to the Effective Time, Buyer becomes the owner of a majority of the outstanding shares of Company Common Stock, any amendment to this Agreement affecting the Merger Consideration, the timing of the Merger, or Buyer's obligation to complete the Merger shall require that (i) a majority of the directors of the Company are Continuing Directors and (ii) such amendment is approved by a majority of the Continuing Directors then serving. "Continuing Directors" shall mean individuals who, as of the date hereof, constitute the Board of Directors of the Company; provided, however, that any individual becoming a director subsequent to the date hereof whose election, or nomination for election by the Company's stockholders, was approved by a vote of at least a majority of the Continuing Directors shall be considered as though such individual were a Continuing Director.

          Section 8.8 Certain Definitions; Interpretation; Absence of Presumption. (a) For the purposes hereof, (i) "Material Adverse Effect" shall mean with respect to either party hereto, a material adverse effect on the financial condition, results of operations or business of such party and its Subsidiaries (to the extent of such party's interest therein) taken as a whole, or, if applicable, on the ability of such party to consummate the Merger and the other transactions contemplated hereby, (ii) "person" shall mean any individual, corporation, partnership, limited liability company, joint venture, trust, unincorporated organization or other form of business or legal entity or governmental entity and (iii) "Subsidiaries" shall mean with respect to any person, any corporation, partnership, joint venture, business trust or other entity, of which such person, directly or indirectly, owns or controls at least 50% of the securities or other interests entitled to vote in the election of directors or others performing similar functions with respect to such corporation or other organization, or to otherwise control such corporation, partnership, joint venture, business trust or other entity. Without limiting the generality of the foregoing, Material Adverse Effect with respect to the Company shall include the Company not meeting the requirements for qualification as a REIT under Sections 856-860 of the Code, except to the extent that the Company does not meet such requirements for qualifiaction as a result of any action or omission of (or any action or omission taken at the direction of) Buyer or due to the inaccuracy of the representation contained in Section 4.6. Without limiting the generality of the foregoing, (a) the Company's Subsidiaries shall include CRT Leasing, Inc. and (b) Buyer's Subsidiaries shall (i) include Highwoods Services, Inc. and Forsyth Properties Services, Inc., and (ii) the Operating Partnership and any entity that is a Subsidiary of the Operating Partnership. For purposes hereof, (i) words in the singular shall be held to include the plural and vice versa and words of one gender shall be held to include the other gender as the context requires, (ii) the terms "hereof", "herein", and "herewith" and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole (including all of the Schedules, Annexes and Exhibits hereto) and not to any particular provision of this Agreement, and Article, Section, paragraph, Exhibit, Annex and Schedule references are to the Articles, Sections, paragraphs, Exhibits, Annexes and Schedules to this Agreement unless otherwise specified, (iii) the word "including" and words of similar import when used in this Agreement shall mean "including, without limitation," unless the context otherwise requires or unless otherwise specified, (iv) the word "or" shall not be exclusive, and (v) provisions shall apply, when appropriate, to successive events and transactions.

          (b) This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting or causing any instrument to be drafted.

          Section 8.9 Severability. Any provision hereof which is invalid or unenforceable shall be ineffective to the extent of such invalidity or unenforceability, without affecting in any way the remaining provisions hereof.

          Section 8.10 Confidentiality Agreement. The Confi- dentiality Agreement shall remain in full force and effect.

          Section 8.11 Further Assurances. The Company and Buyer agree that, from time to time, whether before, at or after any Closing Date, each of them will execute and deliver such further instruments of conveyance and transfer and take such other action as may be necessary to carry out the purposes and intents hereof.

          Section 8.12 Specific Performance. Buyer and the Company each acknowledge that, in view of the uniqueness of the parties hereto, the parties hereto would not have an adequate remedy at law for money damages in the event that this Agreement were not performed in accordance with its terms, and therefore agree that the parties hereto shall be entitled to specific enforcement of the terms hereof in addition to any other remedy to which the parties hereto may be entitled at law or in equity.

                  Section 8.13 Third Party Beneficiaries. Nothing in this Agreement, except for (i) the provisions of Sections 2.1, 2.2 and 5.7 to the extent they apply to directors and officers of the Company and (ii) the provisions of Sections 5.9 and 5.10 to the extent they apply to Newco, is intended to confer upon any person other than the parties hereto any rights or remedies hereunder; provided, however, that if Buyer becomes the beneficial owner of a majority of the outstanding shares of Company Common Stock and the Effective Time shall not have occurred within 90 days thereafter, each beneficial owner of Company Common Stock shall be deemed to be a third-party beneficiary of this Agreement and may enforce all rights with respect thereto.

          Section 8.14 Survival. Any covenants or agreements of the parties hereto (including the Surviving Corporation) which contemplate actions to occur following the Effective Time shall survive the Effective Time.

          IN WITNESS WHEREOF, this Agreement has been signed by or on behalf of each of the parties hereto as of the day first above written.

                                   CROCKER REALTY TRUST, INC.



                                   By:   /s/Thomas J. Crocker
                                         --------------------
                                         Name:
                                         Title: Chairman and
                                                Chief Executive Officer


                                   HIGHWOODS PROPERTIES, INC.



                                   By:   /s/William T. Wilson, III
                                         -------------------------
                                         Name:
                                         Title:



                                   CEDAR ACQUISITION CORPORATION



                                   By:   /s/William T. Wilson, III
                                         -------------------------
                                         Name:
                                         Title:

                                                                  EXECUTION COPY



- --------------------------------------------------------------------------------



                            ------------------------

                            STOCK PURCHASE AGREEMENT

                            ------------------------


                                      Among

                             AP CRTI HOLDINGS, L.P.,

                               AEW PARTNERS, L.P.,

                               THOMAS J. CROCKER,

                               BARBARA F. CROCKER,

                             RICHARD S. ACKERMAN and

                                ROBERT E. ONISKO

                                       and

                         HIGHWOODS PROPERTIES, INC. and

                          CEDAR ACQUISITION CORPORATION


                           Dated as of April 29, 1996



- --------------------------------------------------------------------------------

          STOCK PURCHASE AGREEMENT dated as of April 29, 1996 among AP CRTI HOLDINGS, L.P., a Delaware limited partnership ("AP") , AEW PARTNERS, L.P., a Delaware limited partnership ("AEW"), Thomas J. Crocker ("Mr. Crocker"), Barbara
F. Crocker ("Mrs. Crocker"), Richard S. Ackerman ("Ackerman") and Robert E. Onisko ("Onisko") (collectively, the "Sellers") and HIGHWOODS PROPERTIES, INC., a Maryland corporation ("Highwoods") and CEDAR ACQUISITION CORPORATION, a Maryland corporation (the "Purchaser") and a subsidiary of Highwoods.


                              W I T N E S S E T H:

          WHEREAS, each Seller owns (either beneficially or of record) the number of shares of common stock, par value $.01 per share (the "Company Common Stock"), of CROCKER REALTY TRUST, INC., a Maryland corporation (the "Company"), set forth below such Shareholder's name on Exhibit A hereto (all such shares, and together with all shares of the Company Common Stock subsequently acquired or otherwise owned (either beneficially or of record) by any Seller during the Term (as defined in Section 2.03) of this Agreement, being referred to herein as the "Shares"); and

          WHEREAS, Highwoods and the Company propose to enter into an Agreement and Plan of Merger (as the same may be amended from time to time, the "Merger Agreement"), which provides, upon the terms and subject to the conditions thereof, for the merger of the Purchaser with and into the Company (the "Merger"); and

          WHEREAS, the Sellers wish to sell to the Purchaser, and the Purchaser wishes to purchase from the Sellers, the Shares, upon the terms and subject to the conditions set forth herein; and

          WHEREAS, as a condition to the willingness of Highwoods to enter into the Merger Agreement, Highwoods and the Purchaser requested that each Seller agree, and in order to induce Highwoods to enter into the Merger Agreement, each Seller has agreed, to enter into this Agreement; and

          NOW, THEREFORE, in consideration of the premises and of the mutual agreements and covenants set forth herein and in the Merger Agreement, the parties hereto agree as follows:

                                    ARTICLE I

                                PURCHASE AND SALE

          SECTION 1.01. Purchase and Sale of the Shares. Upon the terms and subject to the conditions of this Agreement, at the Closing (as defined in Section 1.03), the Sellers shall sell to the Purchaser, and the Purchaser shall purchase from the Sellers, the Shares.

          SECTION 1.02. Purchase Price. The purchase price per share for the Shares shall be $11.02 (in the aggregate, the "Purchase Price"). In the event the Merger Consideration per share (as defined in the Merger Agreement) is adjusted, the Purchase Price hereunder shall be adjusted in the same manner, such that the Merger Consideration per share and the Purchase Price per share are equal.

          SECTION 1.03. Closing. Upon the terms and subject to the conditions of this Agreement, the sale and purchase of the Shares contemplated by this Agreement shall take place at a closing (the "Closing") to be held at the offices of Smith Helms Mulliss & Moore, L.L.P., Raleigh, North Carolina at 10:00 a.m. local time at any time on or prior to August 15, 1996 on the fifth business day following written notice delivered by the Purchaser to each of the Sellers, or at such other place or at such other time or on such other date as the Sellers and the Purchaser may mutually agree upon in writing (the day on which the Closing takes place being the "Closing Date").

          For purposes of this Agreement, "business day" means any day, except a Saturday, Sunday or other day on which commercial banking institutions in New York, New York are authorized or directed by law or executive order to close.

          SECTION 1.04. Closing Deliveries by the Sellers. At the Closing, each Seller shall deliver or cause to be delivered to the Purchaser:

          (a) stock certificates evidencing the Shares held by such Seller duly endorsed in blank, or accompanied by stock powers duly executed in blank, in form satisfactory to the Purchaser and with all required stock transfer tax stamps affixed;

          (b) a receipt for the Purchase Price and the Additional Consideration (as defined in Section 3.03); and

          (c) the certificates and other documents required to be delivered pursuant to Section 6.01.

          SECTION 1.05. Closing Deliveries by the Purchaser. At the Closing, the Purchaser shall deliver to each of the Sellers the Purchase Price with respect to such Seller's Shares and any Additional Consideration, if applicable, by wire transfer in immediately available funds to the bank account of such Seller in the United States to be designated by such Seller in a written notice to the Purchaser at least three days before the Closing Date.


                                   ARTICLE II

                              VOTING OF THE SHARES

          SECTION 2.01. Agreement to Vote Shares. Each of the Sellers hereby agrees that during the Term of this Agreement, at any meeting of the stockholders of the Company however called, and in any action by written consent of the stockholders of the Company, it shall (a) vote its Shares in favor of the Merger or any other transaction contemplated by the Merger Agreement; (b) vote its Shares against any action or agreement which would result in a breach in any material respect of any covenant, representation or warranty or any other obligation of the Company under the Merger Agreement; and (c) vote its Shares against any action or agreement which would impede, interfere with or attempt to discourage the Merger, including, but not limited to: (i) any extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (ii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iii) any change in the management or Board of Directors of the Company, except as otherwise agreed to in writing by Highwoods; or (iv) any change in the present capitalization or dividend policy of the Company or (v) any other material change in the Company's corporate structure or business.

          SECTION 2.02. Proxy. EACH SELLER HEREBY GRANTS TO THE PURCHASER, OR ANY NOMINEE OF THE PURCHASER, THE SELLER'S PROXY AND ATTORNEY-IN-FACT (WITH FULL POWER OF SUBSTITUTION) TO VOTE OR ACT BY WRITTEN CONSENT WITH RESPECT TO ALL OF SUCH SELLER'S SHARES IN RESPECT OF ANY OF THE MATTERS SET FORTH IN CLAUSES (a) THROUGH (c) OF SECTION 2.01. EACH SELLER ACKNOWLEDGES THAT SUCH PROXY IS COUPLED WITH AN INTEREST, IS IRREVOCABLE AND SHALL NOT BE TERMINATED BY OPERATION OF LAW UPON THE OCCURRENCE OF ANY EVENT. ANY SUCH PROXY SHALL TERMINATE UPON TERMINATION OF THIS AGREEMENT.

          SECTION 2.03. Term. For purposes of this Agreement, "Term" shall mean the period commencing on the date hereof and continuing until the earlier to occur of (i) the Closing Date or (ii) the termination of the Merger Agreement in accordance with its own terms.

                                   ARTICLE III

                  REPRESENTATIONS AND WARRANTIES OF THE SELLERS

          Each Seller, severally and not jointly, hereby represents and warrants to the Purchaser as follows:

          SECTION 3.01. Due Organization, etc. Such Seller (if it is a partnership) is duly organized and validly existing under the laws of the jurisdiction of its incorporation or organization. Such Seller has full power and authority (partnership or otherwise) to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary action (partnership or otherwise) on the part of such Seller. This Agreement has been duly executed and delivered by such Seller and, assuming this Agreement constitutes a legal, valid and binding agreement of the Purchaser, it constitutes a legal, valid and binding obligation of such Seller, enforceable against such Seller in accordance with its terms, subject to applicable bankruptcy, insolvency, moratorium or similar laws relating to creditors' rights or general principles of equity.

          SECTION 3.02. No Conflicts; Required Filings and Consents. None of the execution and delivery of this Agreement, the consummation of the transactions contemplated hereby or in the Merger Agreement or compliance by such Seller with any of the provisions hereof will (i) violate any provision of such Seller's organizational or governing documents (in the case of a Seller that is a partnership), (ii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default, or give rise to any right of termination, cancellation or acceleration or any right which becomes effective upon the occurrence of a merger, consolidation or change in control under, any of the terms, conditions or provisions of any notice, bond, mortgage, indenture or other instrument of indebtedness for money borrowed to which such Seller is a party, or by which any of its properties is bound, (iii) result in a violation or breach of, or constitute (with or with due notice or lapse of time or both) a default, or give rise to any right of termination, cancellation or acceleration or any right which becomes effective upon the occurrence of a merger, consolidation, or change in control under, any of the terms, conditions or provisions of any license, franchise, permit or agreement to which such Seller is a party, or by which such Seller or any of its properties is bound, or
(iv) violate any statute, rule, regulation, order, or decree of any public body or authority by which such Seller or any of its properties is bound, except (in the case of clauses (ii) and (iii) above) for any such breaches, defaults or other occurrences that would not prevent or delay the performance by such Seller of its obligations under this Agreement.

          (b) The execution and delivery of this Agreement by such Seller do not, and the performance of this Agreement by such Seller will not, require any consent, approval, authorization or permit of, or filing with or notification to, any governmental or regulatory authority, domestic or foreign, except where the failure to obtain such consents, approvals, authorizations, or permits, or to make such filings or notifications, would not prevent or delay the performance by such Seller of its obligations under this Agreement.

          SECTION 3.03. Title to Shares. As of the date of this Agreement, each Seller is the record or beneficial owner of the number of respective Shares set forth below the name of such Seller on Exhibit A hereto, which shares constitute all of the shares of the Company Common Stock owned by such Seller. Each Seller has good and valid title to its Shares free and clear of any pledge, lien, security interest, charge, claim, equity, option, proxy, voting restriction, right of first refusal or other limitation on disposition or voting rights or encumbrance of any kind (an "Encumbrance"), other than pursuant to the Stockholders Agreement by and among the Company, AP, AEW and CRT Leasing, Inc. dated December 28, 1995 (the "Stockholders Agreement"), the legend relating to transfer restrictions imposed by the Securities Act of 1933, as amended, contained on the certificates representing the Shares (the "1933 Act Restrictions"), or with respect to the Shares owned by AP, pursuant to the terms of the Credit Agreement dated March 18, 1996 between CS First Boston Corporation, as agent, and AP and the Pledge and Security Agreement dated as of March 26, 1996 between Bankers Trust Company, as collateral agent, and AP (collectively, the "AP Margin Agreement") or with respect to Shares owned by Ackerman, 5,000 Shares are held in a broker's margin account (the "Ackerman Margin Agreement and, together with the AP Margin Agreement, the "Margin Agreement") (the Stockholders Agreement, the 1933 Act Restrictions and the Margin Agreement are collectively referred to herein as the"Existing Restrictions"), or pursuant to this Agreement. At Closing each Seller shall deliver to the Purchaser good and valid title to the Shares free and clear of all Encumbrances and Existing Restrictions (other than the continued application of the 1933 Act Restrictions after the transfer of the Shares to the Purchaser). Each Seller does not own, of record or beneficially, any warrants, options or other rights to acquire any shares of Company Common Stock, except as set forth on Schedule 3.03. If any Seller owns any such warrants, options or other rights to acquire shares of Company Common Stock, such Seller agrees not to exercise such warrants, options or other rights prior to the Closing. At Closing, the Purchaser shall pay to each Seller the amount set forth opposite the name of such Seller on Schedule 3.03 in exchange for such Seller releasing all rights of such Seller in and to such warrants, options or other rights, all of which shall automatically expire and be of no further force or effect as of the Closing Date upon payment of such amount (the "Additional Consideration"); provided, however, if it is determined that compliance with the provisions of this sentence may cause any individual subject to Section 16 of the Securities Exchange Act of 1934, as amended, to become subject to the profit recovery provisions thereof, any such options, warrants or other rights held by such individual may, if such individual so agrees, be canceled or purchased, as the case may be, on the Closing Date or at such later time as may be necessary to avoid application of such profit recovery provisions and such individual will be entitled to receive from the Purchaser the Additional Consideration allocated to such options, warrants or other rights at the time of such cancellation or purchase. The parties hereto agree to cooperate, including, if necessary, providing alternate arrangements in order to achieve the intent of the foregoing sentence without giving rise to such profit recovery. Each Seller has not appointed or granted any proxy, which appointment or grant is still effective, with respect to the Shares.

          SECTION 3.04. Merger Agreement. Each Seller acknowledges receipt and review of a copy of the Merger Agreement.


                                   ARTICLE IV

                 REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

          The Purchaser hereby represents and warrants to each Seller as follows:

          SECTION 4.01. Due Organization, etc. The Purchaser is duly organized and validly existing under the laws of the jurisdiction of its incorporation. The Purchaser has full power and authority (corporate or otherwise) to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary action (corporate or otherwise) on the part of the Purchaser. This Agreement has been duly executed and delivered by the Purchaser and, assuming this Agreement constitutes a legal, valid and binding agreement of each of the Sellers, it constitutes a legal, valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms, subject to applicable bankruptcy, insolvency, moratorium or similar laws relating to creditors' rights or general principles of equity.

          SECTION 4.02. No Conflicts; Required Filings and Consents. None of the execution and delivery of this Agreement, the consummation of the transactions contemplated hereby or in the Merger Agreement or compliance by the Purchaser with any of the provisions hereof will (i) violate any provision of the Purchaser's organizational or governing documents, (ii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default, or give rise to any right of termination, cancellation or acceleration or any right which becomes effective upon the occurrence of a merger, consolidation or change in control under, any of the terms, conditions or provisions of any notice, bond, mortgage, indenture or other instrument of indebtedness for money borrowed to which the Purchaser is a party, or by which any of its properties is bound, (iii) result in a violation or breach of, or constitute (with or with due notice or lapse of time or both) a default, or give rise to any right of termination, cancellation or acceleration or any right which becomes effective upon the occurrence of a merger, consolidation, or change in control under, any of the terms, conditions or provisions of any license, franchise, permit or agreement to which the Purchaser is a party, or by which the Purchaser or any of its properties is bound, or (iv) violate any statute, rule, regulation, order, or decree of any public body or authority by which the Purchaser or any of its properties is bound, except (in the case of clauses (ii) and (iii) above) for any such breaches, defaults or other occurrences that would not prevent or delay the performance by the Purchaser of its obligations under this Agreement.

          SECTION 4.03. Financing. The Purchaser has, or has commitments from responsible financial institutions to enable it to borrow, sufficient funds to permit the Purchaser to acquire all the outstanding Shares pursuant to this Agreement.


                                    ARTICLE V

                                    COVENANTS

          SECTION 5.01. Restrictions on Transfers and Other Actions. Each Seller hereby agrees, during the Term, and except as contemplated hereby, not to (i) sell, transfer record or beneficial ownership of, pledge, encumber, assign or otherwise dispose of, enforce or permit the execution of the provisions of any redemption agreement with the Company or enter into any contract, option or other arrangement or understanding with respect to or consent to the offer for sale, transfer record or beneficial ownership of, pledge, encumbrance, assignment or other disposition of, any of its Shares or any interest in any of the foregoing except to the Purchaser or Highwoods or with respect to the Excluded Assets (as defined in the Merger Agreement), or to purchase or otherwise acquire any additional shares of Company Common Stock or securities or other rights exchangeable or convertible into Company Common Stock, (ii) grant any proxies or powers of attorney, deposit any of its Shares into a voting trust or enter into a voting agreement with respect to any of its Shares in, or any interest in any of the foregoing, except to the Purchaser or Highwoods, (iii) consent or otherwise agree to any amendment, waiver or other modification of the Articles of Incorporation or Bylaws (or other applicable organizational documents) of the Company or its subsidiaries without the prior written consent of the Purchaser or Highwoods or (iv) take any action that would make any representation or warranty of such Seller contained herein untrue or incorrect or have the effect of preventing or disabling such Seller from performing its or his obligations under this Agreement, or that would otherwise hinder or delay the Purchaser or Highwoods from acquiring a majority of the outstanding shares of Company Common Stock, determined on a fully diluted basis.

          SECTION 5.02 Permitted Distributions. Notwithstanding anything herein to the contrary, each Seller shall be entitled to receive its or his proportionate interest in the Excluded Assets (as defined in the Merger Agreement) in connection with the Company's distribution of such Excluded Assets to its stockholders as contemplated by the Merger Agreement, whether such distribution occurs before or after the Closing. Each Seller shall also be entitled to receipt of the Company's regular quarterly dividend on the shares of the Company's Common Stock that they respectively own in an amount not exceeding $.15 per share (or a prorated portion of such amount in the case of any portion of a quarterly period) for such period as Seller continues to own Shares; the Purchaser shall be entitled to all such dividends from and after the date it acquires the Shares hereunder. The parties hereto will cooperate with each other to effectuate the terms of this Section 5.02.

          SECTION 5.03. Ownership of Subsidiaries. Each Seller covenants and agrees hereby, that to the extent such Seller or any of its affiliates owns any equity or other interest in a subsidiary (as defined in the Merger Agreement) of the Company at Closing, in consideration for payment of the Purchase Price and the Additional Consideration, such Seller shall relinquish and transfer such interest to such person or entity designated by Highwoods at Closing, except for interests in any subsidiary that is a part of, or owner of, the Excluded Assets (as defined in the Merger Agreement).

          SECTION 5.04. Consent Under and Termination of Stockholders Agreement. Each of AP and AEW covenants and hereby agrees and consents to the transfer of their respective Shares to Purchaser and the consummation of the transactions contemplated hereby as required under the Stockholders Agreement and also hereby agrees that upon Purchaser's acquisition of the Shares owned by AP and AEW hereunder, the Stockholders Agreement shall automatically terminate and be of no further force or effect.

          SECTION 5.05. Mr. Crocker Litigation. Mr. Crocker covenants and hereby agrees on his behalf and on the behalf of Crocker and Company, for which Mr. Crocker hereby represents that he is an authorized representative of with full power and authority to bind Mr. Crocker and Company, to release any claim he or Crocker and Company has for indemnification against the Company in the case styled Patrick Jolivet v. Thomas J. Crocker and Crocker and Company, Case No. 94-8669, U.S. District Court, Southern District of Florida; provided, that this consent and release shall be valid only in the event that provision has been made by the Company to transfer its obligation to indemnify Mr. Crocker and Crocker and Company to another entity in connection with the distribution of the Excluded Assets as contemplated by the Merger Agreement and that such indemnity obligation has been assumed by the owner of such Excluded Assets upon their distribution out of the Company.

          SECTION 5.06. Further Assurances. Each Seller shall perform such further acts and execute such further documents and instruments as may reasonably be required to vest in Highwoods the power to carry out the provisions of this Agreement. Each Seller further agrees that neither it nor its representatives shall take any action which is intended to or which does prevent or delay the transactions contemplated by this Agreement; provided, however, that nothing in this Agreement shall restrict the action of any director of the Company in his capacity as a director. In addition, both prior to and after the Closing Date, AP agrees to reasonably cooperate with Purchaser and Highwoods in connection with Purchaser's and Highwoods's review of the Company's status as a REIT.


                                   ARTICLE VI

                              CONDITIONS TO CLOSING

          SECTION 6.01. Conditions to Closing. The obligations of the Purchaser to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment, at or prior to the Closing, of each of the following conditions:

          (a) Representations, Warranties and Covenants Contained in this Agreement. Each of the Sellers shall have performed in all material respects its agreements contained in this Agreement required to be performed at or prior to the Closing and the representations and warranties of each of the Sellers contained in this Agreement shall be true when made and at and as of the Closing as if made at and as of such time. The Purchaser shall have received a certificate of each Seller or, in the case of a Seller which is a limited partnership, an appropriate officer of the general partner of such Seller, as the case may be, to that effect.

          (b) Covenants Contained in the Merger Agreement. The Company and its subsidiaries, if applicable, shall have performed in all material respects its agreements contained in the Merger Agreement required to be performed at or prior to the Closing, including taking all actions necessary to allow the transactions contemplated hereby to be consummated, and that all conditions to Highwoods's obligation to close the Merger (other than any required consent of the Company's stockholders) shall have been satisfied or waived including, but not limited to, (i) the distribution out of the Company of the Excluded Assets,
(ii) the continued qualification of the Company as a REIT as of the Closing Date, unless the Company's failure to qualify as a REIT is the result of any action or omission of (or an action or omission taken at the direction of) Highwoods or the Purchaser or as a result of the inaccuracy of the representation contained in Section 4.6 of the Merger Agreement, (iii) the consent to the transfer of the Shares to Purchaser under the Stockholders Agreement and the agreement to terminate the Stockholders Agreement upon the Purchaser's acquisition of AP's and AEW's Shares pursuant to this Agreement,
(iv) the waiver of the transfer restrictions imposed by the 1933 Act Restrictions in connection with the transfer of the Shares to the Purchaser (it being understood that the Shares upon transfer to the Purchaser will continue to be subject to the 1933 Act Restrictions) and (v) that the obligation to indemnify Mr. Crocker and Crocker and Company with respect to the litigation described in Section 5.05 herein shall have been assumed by the owner of the Excluded Assets or that such owner has agreed to reimburse the Company for all costs associated with the Company obtaining full insurance coverage for any losses that may be suffered as a result of its indemnification of Mr. Crocker and Crocker and Company in such litigation.

          (c) Consents. The applicable consents set forth in Schedule 3.4 of the Merger Agreement shall have been received.

          (d) Company Actions. The Company shall have taken all actions necessary, including actions necessary under its Articles of Amendment and Restatement of Articles of Incorporation (the "Articles") and Bylaws, to duly authorize and approve the transactions contemplated by this Agreement, including exemption of Highwoods and the Purchaser from the Existing Holder Limits and Ownership Limits (as such terms are defined in the Articles assuming the accuracy of the representation contained in Section 4.6 of the Merger Agreement) and notice requirements set forth in the Articles of the Company and waiving application of the Maryland Control Share Acquisition Act to the transactions contemplated by this Agreement and the Merger Agreement and approving and consenting to the consummation of the transactions contemplated under this Agreement as may be required under the Stock Purchase Agreement and the 1933 Act Restrictions. All actions required under Maryland law to consummate the transactions contemplated by this Agreement shall have been appropriately taken.

          (e) Litigation. There shall have been no order or preliminary or permanent injunction entered in any action or proceeding before any federal, state or foreign court or governmental, administrative or regulatory authority or agency by any federal, state or foreign legislative body, court, government or governmental, administrative or regulatory authority or agency which shall have remained in effect and which shall have had the effect of making illegal the consummation of any of the transactions contemplated hereunder.

          (f) Severance Agreements. Each of Mr. Crocker, Ackerman and Onisko shall have entered into with the Company a Severance Agreement, in each case substantially in the form attached hereto as Exhibit B (the "Severance Agreement" and, collectively, the "Severance Agreements"), which Severance Agreements shall be in full force and effect as of the Closing Date and thereafter.

          (g) Distribution of Excluded Assets. The Company shall have completed the distribution of the Excluded Assets from the Company as contemplated by
Section 5.02 hereof and the Merger Agreement.

                                   ARTICLE XII

                               GENERAL PROVISIONS

          SECTION 7.01. Expenses. The Purchaser shall not bear any expenses incurred by the Sellers, nor shall any Seller bear any expenses incurred by the Purchaser in connection with this Agreement and the transactions contemplated hereby, whether or not the Closing shall have occurred. Each Seller will bear its or his own expenses incurred directly in connection with the transfer of its or their respective Shares pursuant to this Agreement.

          SECTION 7.02. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by courier service, by cable, by telecopy, by telegram, by telex or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 7.02):

          (a)  if to any Seller:

               at the address set forth below the name of such Seller on Exhibit A hereto

          (b)  if to Highwoods or the Purchaser:

               Highwoods
               3100 Smoketree Court, Suite 700
               Raleigh, North Carolina  27604-5001
               Telecopier:  (919) 876-2448
               Attention:  Carman Liuzzo, Chief Financial Officer

               With a copy to:

               Smith Helms Mulliss & Moore, L.L.P.
               316 West Edenton Street
               Post Office Box 27525
               Raleigh, North Carolina  27611
               Telecopier:  (919) 755-8731
               Attention:  Brad Markoff, Esq.

          SECTION 7.03. Public Announcements. Subject to each party's disclosure obligations imposed by law and any stock exchange or similar rules, no party to this Agreement shall make, or cause to be made, any press release or public announcement in respect of this Agreement or the transactions contemplated hereby without prior notification to the other parties, and the parties shall cooperate with each other in the development and distribution of news releases and other public information disclosures with respect to this Agreement and any of the transactions contemplated hereby.

          SECTION 7.04. Headings. The descriptive headings contained in this Agreement are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

          SECTION 7.05. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

          SECTION 7.06. Entire Agreement. This Agreement, the Merger Agreement and the Severance Agreements constitute the entire agreement of the parties hereto with respect to the subject matter hereof and thereof and supersede all prior agreements and undertakings, both written and oral, among the parties hereto with respect to the subject matter hereof and thereof.

          SECTION 7.07. Assignment. This Agreement may not be assigned by operation of law or otherwise; provided, however, that the Purchaser may assign this Agreement to an affiliate of the Purchaser without the consent of the Sellers.

          SECTION 7.08. No Third Party Beneficiaries. This Agreement shall be binding upon and inure solely to the benefit of the parties hereto and their permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other person or entity any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

          SECTION 7.09. Amendment. This Agreement may not be amended, supplemented or modified, and no provisions hereof may be modified or waived, except by an instrument in writing signed by the party against whom such amendment is sought to be enforced. No waiver of any provisions hereof by any party shall be deemed a waiver of any other provisions hereof by any such party, nor shall any such waiver be deemed a continuing waiver of any provision hereof by such party.

          SECTION 7.10. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Maryland, applicable to contracts executed in and to be performed entirely within that state.

          SECTION 7.11. Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement, and this Agreement shall become effective when one or more counterparts have been signed by each party hereto and delivered to the other party. Copies of executed counterparts transmitted by telecopy, telefax or other electronic transmission service shall be considered original executed counterparts for purposes of this Section, provided receipt of copies of such counterparts is confirmed.

          SECTION 7.12. Specific Performance. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or equity.

          IN WITNESS WHEREOF, the Sellers and Highwoods and the Purchaser have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.


                                        HIGHWOODS PROPERTIES, INC.

                                        By: /s/William T. Wilson, III
                                            -------------------------
                                            Name:
                                            Title:

                                        CEDAR ACQUISITION CORPORATION

                                        By: /s/William T. Wilson, III
                                            -------------------------
                                            Name:
                                            Title:

                                        AP CRTI HOLDINGS, L.P.

                                        By: APGP CRTI HOLDINGS L.P.,
                                            its general partner
                                        By: APGP CRTI HOLDINGS CORP.
                                            its general partner

                                        By: /s/W. Edward Scheetz
                                            --------------------
                                            Name:
                                            Title: Vice President

                                        AEW PARTNERS, L.P.

                                        By:  AEW/L.P., its general partner
                                        By:  AEW, Inc., its general partner


                                        By: /s/Marc L. Davidson
                                            -------------------
                                            Name:
                                            Title: Vice President

                                            /s/Thomas J. Crocker
                                            --------------------
                                            THOMAS J. CROCKER



                                            /s/Barbara F. Crocker
                                            ---------------------
                                            BARBARA F. CROCKER



                                            /s/Richard S. Ackerman
                                            ----------------------
                                            RICHARD S. ACKERMAN




                                            /s/Robert E. Onisko
                                            -------------------
                                            ROBERT E. ONISKO

                            STOCK PURCHASE AGREEMENT
                                    EXHIBIT A

AP CRTI HOLDINGS, L.P.

Number of Shares:

12,850,620

Number of Shares owned of record by such Seller:

12,850,620

Number of Shares beneficially owned by such Seller:

0

Address:

          AP CRTI Holdings, L.P.
          c/o Apollo Real Estate Advisors, L.P.
          2 Manhattonville Road
          Purchase, New York 10577


AEW PARTNERS, L.P.

Number of Shares:

8,818,231

Number of Shares owned of record by such Seller:

8,818,231

Number of Shares beneficially owned by such Seller:

Address:

          AEW Parners, L.P.
          225 Franklin Street
          Boston, Massachusetts 02110
          Attention: Tom Nolan, Jr., Director
                     Mark L. Davidson, Vice President

with copy to:

          Laura Hodges-Taylor, Esq.
          Goodwin, Proctor & Hoar
          53 State Street
          Boston, Massachusetts 02109


THOMAS J. CROCKER

Number of Shares:

422,664

Number of Shares owned of record by such Seller:

422,664

Number of Shares beneficially owned by such Seller:

0

Address:

          3580 Polo Drive
          Gulfstream, Florida 33483

BARBARA F. CROCKER

Number of Shares:

77,500

Number of Shares owned of record by such Seller:

77,500

Number of Shares beneficially owned by such Seller:

0

Address:

          3580 Polo Drive
          Gulfstream, Florida 33483


RICHARD S. ACKERMAN

Number of Shares:

170,729

Number of Shares owned of record by such Seller:

170,729

Number of Shares beneficially owned by such Seller:

0

Address:

          334 Palm Trail
          Delray Beach, Florida 33483

ROBERT E. ONISKO

Number of Shares:

32,873

Number of Shares owned of record by such Seller:

32,873

Number of Shares beneficially owned by such Seller:

0

Address:

          850 SW 22nd Street
          Boca Raton, Florida 33486